CUSAC GOLD MINES LTD.

ANNUAL INFORMATION FORM

July 22, 2005

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CUSAC GOLD MINES LTD. (the “Issuer” or the “Company”) ANNUAL INFORMATION FORM containing information as at July 22, 2005

ITEM 1: PRELIMINARY NOTES

Incorporation of Financial Statements, Proxy Circular and Other Documents

The information provided in the Annual Information Form (“AIF”) is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to the Issuer. The documents listed below are not contained within nor attached to this document. The documents may be accessed by the reader as follows:

Document Name which
may be viewed at the
	Effective Date / Period		SEDAR website at
Type of Document		Date Filed / Posted
	Ended		“www.sedar.com” (or
alternative location for
non-SEDAR documents)

Management Information	June 27, 2005	June 30, 2005	Management information
Circular			circular – English

Interim Consolidated	March 31, 2005	May 16, 2005	Interim financial
Financial Statements			statements – English

Interim Management	March 31, 2005	May 16, 2005	MD&A – English
Discussion and Analysis

Audited annual financial	December 31, 2004	March 31, 2005	Audited annual financial
statements (most recent)			statements – English

Technical Report on Rory	March 22, 2005	April 5, 2005	Technical report(s)
& East Bain Veins Table
Mountain Property

Technical Report on Rory	November 14, 2004	March 24, 2005 and	Technical report(s)
Vein Table Mountain		November 24, 2004
Property

Technical Report on Table	July 31, 2003	December 19, 2003	Engineering report and
Mountain Gold Property			certificate of qualification

Date of Information

All information in this AIF is as of July 22, 2005 unless otherwise indicated and the information contained herein is current as of such date, other than certain financial information which is

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current as of December 31, 2004, being the date of the Issuer’s most recently completed financial year end.

National Instrument 43-101 Compliance

Only the technical aspects of this AIF, as they pertain to the disclosure of technical information under NI 43-101, have been reviewed by Dale A. Sketchley, P.Geo. (APEGBC), being a qualified person as defined in National Instrument 43-101.

ITEM 2: INCORPORATION

Corporate and Capital Structure

The Issuer was incorporated pursuant to the laws of the Province of British Columbia on November 19, 1965 as a limited company under the name “Glen Copper Mines Limited” with an authorized capital of 3,000,000 shares without nominal or par value with a maximum price of $1.00 by registration of its Memorandum and Articles. On March 14, 1966, the Company converted itself from a private company to a public company. On May 17, 1993, the Issuer increased its authorized capital to 4,000,000 shares without nominal or par value with a maximum price of $1.00. On January 18, 1974, the Issuer changed its name to “Cusac Industries Ltd.” and reduced its authorized capital to 3,000,000 shares without par value. On May 9, 1978, the Issuer increased its authorized capital to 10,000,000 shares without par value. On September 9, 1992, the Issuer increased its authorized capital to 100,000,000 shares without par value. On December 6, 1994, the Issuer amended its authorized capital to consist of 105,000,000 shares divided into 100,000,000 common shares without par value and 5,000,000 preference shares without par value. On July 17, 1995, the Issuer changed its name to “Cusac Gold Mines Ltd.” and amended its authorized capital to consist of 105,000,000 shares divided into 100,000,000 common shares without par value and 5,000,000 preference shares without par value of which the first series, consisting of 250,000 shares, is designated Series A convertible Preference Shares.

As at July 22, 2005, 44,317,112 common shares of the Company were issued and outstanding. The common shares are listed for trading on the Toronto Stock Exchange with trading symbol CQC and on the NASDAQ OTCBB under symbol CUSIF.

The Company’s executive offices are located at 911 – 470 Granville Street, Vancouver, B.C. V6C 1V5, Tel: 604-682-2421, Fax: 604-682-7576, website: www.cusac.com. The contact person is Mr. David H. Brett, Director, President & CEO of the Company.

Subsidiaries of the Issuer

The Company has one inactive wholly-owned subsidiary, Gulf Titanium Inc., incorporated pursuant to the laws of the State of Montana.

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ITEM 3: GENERAL DEVELOPMENT OF THE ISSUER’S BUSINESS

The Issuer’s principal business from inception has been the acquisition and exploration and, if warranted, development and mining of mineral resource properties. The Issuer's principal mineral interest is the Table Mountain Property situated in the Cassiar Mining District of the Liard Mining Division of northern British Columbia and its primary focus is the production of gold from the Table Mountain. The Issuer holds a 100% right, title and interest in and to the Table Mountain Property, subject to a 2.5% net smelter return royalty and a 10% net profits interest on production from certain non-producing claims. (For further particulars on the Table Mountain Property, see Item 4. Description of the Business below.)

History of the Table Mountain Property

The Issuer first acquired mineral property interests and conducted exploration activities in the Table Mountain area in 1978. In 1984, the Issuer conveyed its interests in the Table Mountain Property to a predecessor of Energold Minerals, Inc. (“Energold”) that operated a mine and established a mill at the site in exchange for a net profit interest in the production. From 1984 until 1989, the Issuer received over $6.8 million from its net profits interest in production from the Energold operations. Energold ceased operations at Table Mountain in 1989/1990.

In January 1993, the Issuer acquired all of Energold’s property interests at Table Mountain and Energold’s 300-ton per day mill in exchange for the issuance of 2,032,229 shares of the Issuer's common stock at a deemed value of $1.2 million. Since that acquisition, the Issuer has invested approximately $7.5 million in developing ore reserves and improving the mining facilities.

In January of 1995, the Company entered into a Mining Venture Agreement with Cyprus Canada Inc., a subsidiary of Cyprus Amax Minerals of Denver, Colorado (“Cyprus”) regarding a northern portion of the Table Mountain Property consisting of a group of claims comprising approximately 15 square miles of ground known as the Taurus Gold project. The Taurus Gold project consists of mineralized zones that straddle the boundary of claims held by International Taurus Resources Inc. (“Taurus”) and the Company. Under the agreement, Cyprus could earn a 50% interest in the property by spending $2 million over 3 years and a 70% interest by establishing commercial production. The Company was to receive payments of $320,000, of which $70,000 was received on signing and an additional $30,000 was received on the anniversary date of the agreement. In August of 1996, after spending approximately $1 million, Cyprus elected to withdraw from the project.

In August of 1996, the Company entered into an option agreement with Taurus regarding the same claims formerly under option to Cyprus. Given the low-grade gold content, the Company dropped this option agreement in 2000. In 2005, Taurus merged with American Bonanza Gold Corp. to form a new company of the same name and as such is the new tenure holder of the claims that the Company formerly had under option.

The Issuer began mining on the Table Mountain Property in September of 1993. The core productive portion of the Table Mountain Property has been fully controlled and 100% owned by the Company since 1993. Mining operations continued until low grades and weak bullion prices forced suspension of continuous operations in the fourth quarter of 1997. From April 1994 to the

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suspension of operations, the Issuer produced approximately 63,000 ounces of gold from operations on the property. The Company has entered into a “care and maintenance” mode with regards to the Table Mountain Mine due to the low gold prices in the late 1990’s and early 2000’s and difficulty in raising capital. In recent years the price of gold has increased and the Company has been able to raise equity funding for exploration. Production has not recommenced at this time, but management is seeking to raise sufficient funds to restart mining operations. As outlined below, the Company completed in Q1 2005 an independent preliminary feasibility study related to gold reserves at Table Mountain that indicates the economic viability of recommencing operations and a requirement for $3.7 million start-up funds.

Development of the Issuer's Business in the Last Three Years

During 2002, with the price of gold increasing significantly, the Issuer was able to raise approximately $1,300,000 in equity financing of which in excess of $300,000 was spent on exploration at the Table Mountain Property which identified sufficient additional gold bearing mineralized material and resulted in management deciding to seek funding to recommence production at the Table Mountain Mine.

In 2003, the Company continued to raise funds, including a $1.25 million brokered private placement concluded in December. These funds were used to execute the Company’s exploration plans and pay for ongoing administration costs.

During the 2004 Surface Diamond Drilling Program, a new mineralized quartz vein system was discovered in a relatively unexplored portion of the Table Mountain Property. The Company named the new gold structure the Rory Vein.

In February 2005, the Company completed and published the results of a preliminary feasibility study related to the East Bain Vein and the Rory Vein. The prefeasibility study, which is titled, “Technical Report on Rory and East Bain Veins, Table Mountain Gold Property, Liard Mining District, British Columbia, Canada and dated March 23, 2005, was prepared by Dennis Bergen, PEng, an independent qualified person under National Instrument 43-101. Highlights of the prefeasibility study are as follows:

Ore currently in the Rory vein totals 16,000 tons of Probable Mineral Reserve grading

0.46	oz/ton, containing 7,360 ounces of gold.

Ore currently in the East Bain vein totals 28,000 tons of Probable Mineral Reserves grading

0.50	ounce per ton, containing 14,000 ounces of gold.

The Company would net $2.5 million in cash from the project (projected to take 12 months) after deducting all operating costs and capital expenditures.

The project would result in an annualized internal rate of return of 129 per cent.

Total cash costs (including all direct on-site operational and overhead costs) per ounce are estimated to be $256 (U.S.) per ounce and total production costs (including amortization) are

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estimated to be $292 (U.S.), under the assumption that all capital costs of the project ($765,000) are amortized immediately.

The prefeasibility study is based on cut grades only (meaning all drill core assays used in reserve calculations over two ounces per ton were cut back to two ounces), assumes a gold price of $535 (Canadian), and does not include previously announced Rory Inferred Mineral Resources of 2,093 tons grading 0.33 oz/ton capped (at 2.00 oz/ton, and East Bain Inferred Mineral Resources of 1,276 tons grading 2.00 oz/ton capped at 2.00 oz/ton). A sum of $3.7 million is required to finance capital expenditures and operating costs to bring the project to positive cash flow. However, in spite of the reasonable level of confidence the Company has in the findings of the prefeasibility study, due to the inherent risks involved in the mining business, there is no assurance that the specified amount of gold is available, can be economically mined and the Company can receive any cash return of the project.

In 2005, the Company has developed an exploration program designed to test bulk-tonnage gold targets in the vicinity of the existing Taurus Gold project. The Taurus Gold project is a disseminated gold prospect that lies on the Table Mountain Property as well as claims owned by American Bonanza Gold Corp (a claim map showing the deposit can be found at www.cusac.com. On claims owned 100% by the Company in the vicinity of the Taurus Gold project is an area where the geology and previous exploration indicates the possibility of a large-tonnage, disseminated gold deposit and/or high-grade quartz vein gold mineralization. The Company’s new exploration initiative in this prospective area is called Taurus II.

The Company has reported several encouraging new targets with bulk tonnage, disseminated gold potential have been outlined during Phase I of its Taurus II initiative. The top priority target is a large zone of alteration and quartz veining where past trenching returned widespread gold values ranging up to 190 grams per ton in quartz and altered wall rock. Phase I involved a detailed compilation, digitization and interpretation of the Company’s large Taurus area data base created over three decades through work by various companies working in the Cassiar Gold Camp.

The top priority target, named the Backyard System located 3.7km south east of the Taurus Gold project, was the site of an extensive trenching, mapping and sampling program carried out by Total Energold in 1987-88. The focus on Energold’s program was to outline high-grade vein gold ore to supply the nearby 300TPD mill now owned by the Company. Following up on widespread gold anomalies in soil, a trenching program outlined broad zones of gold bearing quartz veining and alteration grading up to 181 grams per tonne gold in chip samples. The gold mineralization is evident in the abundant narrow quartz veins in the trenches, as well as in alteration zones surrounding the veins.

The second priority target, called the Somerville System, a 500 by 100 meter area located approximately 200 meters from the Backyard System to the west, was also the site of extensive trenching by Energold that outlined abundant quartz veining and alteration zones with samples ranging between up to 190 grams per tonne gold.

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ITEM 4: DESCRIPTION OF THE BUSINESS

The Issuer has been engaged in the exploration, development and mining of mineral resource interests since its inception. Presently, the Issuer’s principal mineral interest is a 100% interest in the Table Mountain Property in the Cassiar Mining District, Liard Mining Division of northern British Columbia.

As at July 22, 2005, the Issuer has personnel totalling 9 people working on a consulting basis.

The operations of the Issuer are managed by its directors and officers. The Issuer engages geological and engineering consultants from time to time as required to assist in evaluating its interests and recommending and conducting work programs.

Mineral Properties

The Issuer’s principal mineral resource interest is as follows:

Table Mountain Property

The Table Mountain Property comprises mineral tenures in the Province of British Columbia that cover a variety of mineral occurrences, including the Company’s current gold reserves and resources, processing facilities and other supporting infrastructure. As outlined below, The Table Mountain Property also covers numerous zones prospective for gold mineralization outside of the area of the historic production sites.

The Table Mountain Property is the subject of geological reports titled “Technical Report on Table Mountain Gold Property Liard Mining District British Columbia, Canada” dated July 31, 2003, and “Technical Report on Rory Vein, Table Mountain Gold Property, Liard Mining District, British Columbia, Canada” dated November 14, 2002 prepared for the Issuer by Dale A. Sketchley, M.Sc., P.Geo. (APEGBC) of Surrey, B.C. (the “Table Mountain Report”). Mr. Sketchley and his affiliates and associates are at arm's length to the Issuer and its affiliates and associates. Below are extracts from the Table Mountain Report that covers the property description, the East Bain vein and the Rory vein with the only change being an updated figure for the property area given in hectares.

Table Mountain Property Description Excerpt from Report dated July 31, 2003. Property Description and Location

The Table Mountain Gold Property is in northern British Columbia, 115 km southwest of Watson Lake, Yukon Territory, and 120 km northeast of Dease Lake, British Columbia (Figure 1). Access to the property is via Highway 37, which connects to these towns. The abandoned town of Cassiar is at the northwestern end of the property, and the unincorporated settlement of Jade City is on Highway 37 at the road entrance to the mine facilities.

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The Company presently controls the majority of the hard rock mining claims and a number of placer claims in the Cassiar area, which comprise the Table Mountain Gold Property in the Liard Mining District, NTS 104P. The property covers approximately 12,300 hectares and is mostly contiguous. The property has been acquired by direct staking, outright purchase, and option agreements. Most of the claims are owned outright, with some subject to option payments and net smelter royalties, or net profit interests. The claim names, tenure numbers, expiry dates, number of units, and tag numbers of all claims that comprise the property and are currently in good standing are listed in Appendix II.

The author has not verified the title to these claims, the underlying agreements, and claim post locations, because these are beyond the scope of this report, except for those that cover the most recent area of exploration work. A field inspection of the Cordoba and Nu-Tara claims, which cover the recent work area, was conducted during the most recent property visit, and the Legal Corner Posts for these claims were verified to be accurately located according the mineral titles map M104P022. In addition, the Nu-Tara claim has been legally surveyed.

Figure 1. Table Mountain Gold Property Location Map.

The Table Mountain processing and support facilities consist of a 300 ton-per-day gravity-floatation mill, power plant, service facilities, offices, core library, cookhouse, and bunkhouses.

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A newly-completed and permitted tailings pond, with approximate capacity of 50,000 tonnes, is next to these facilities, which are centrally located in the camp adjacent to McDame Lake and Highway 37. Additional service facilities are located at the Cusac mine in the southern portion of the camp

The property contains numerous occurrences of gold-bearing quartz veins, many of which have been mined underground and less so from surface. Numerous old surface disturbances such as access roads, trenches, open pits, underground staging areas, and drill sites occur throughout the property and have been reclaimed (Hunt 2003). There are two tailings disposal facilities, one of which has been reclaimed. Deposits of material from placer mining are present along McDame Creek. The author knows of no environmental liabilities on the property. Work permits are required on an as-needed basis in advance of the work being conducted.

Accessibility, Climate, Local Resources,, Infrastructure and Physiography

Numerous secondary haul roads, accessible by two-wheel-drive vehicles, connect to all parts of the camp from Highway 37. Four-wheel-drive and off-road vehicles are required to access more remote areas of the property and those with roads or trails in poor condition.

The climate is characterized by short, warm summers and long, cold winters. Underground mining, which is most common, can be conducted year round, and small open pit mining, which is less common, is usually conducted only in the summer.

The property covers the McDame Creek valley at McDame Lake and the lower tributary valleys of Snowy Creek, Troutline Creek, Quartzrock Creek, Lang Creek, and Finlayson Creek; the upper valley of Pooley Creek; all of Table Mountain; and the lower slopes of Mount McDame and Huntergroup Massif. Other prominent, frequently referred to, geographic features include Wings Canyon at the confluence of Troutline Creek and Quartzrock Creek, Callison Lake northeast of the Main Mine, and Needlepoint Mountain west of Cusac Mine.

Valley bottoms comprise shallow lakes and swamps with thick, stunted growths of pine and spruce. Treed areas extend to upland areas where they give way to open brush and alpine meadows. Although the surrounding mountainous areas are rugged, much of the camp area has rolling topography. Placer workings extend from McDame Lake down McDame Creek for about 20 km.

The property contains numerous historical mining areas and is well set up for continued mining operations. Areas of high exploration potential have sufficient surface areas for access; power and water sources are in-place; mining personnel would be hired externally and housed in the on-site work camp; tailings storage areas are permitted; and the on-site processing plant is operational.

History Chronology

Gold was discovered in the Cassiar District in 1874. The district developed into one of British Columbia's major placer camps; most of its production occurred between 1874 and 1895. The

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largest nugget discovered in British Columbia, 73 oz, came from this camp (Barlee 1980). Minor small-scale placer mining continues today.

Although placer production in the district was significant, little was done prior to 1933 to locate lode gold deposits. In 1934, the first gold-bearing quartz veins were found in Quartzrock Creek. Following this, numerous veins were discovered and many claims were staked. The higher-grade portions of these veins were exploited by small-scale mining over the next forty years. At one point, half-a-dozen abandoned mill sites with capacities of less than 12 tons per day existed in the area. Well-known individuals that played an important role in the early years of the emerging gold camp include John Vollaug, Hans Ericksen, J.R. Boulton, John Hope, F. Callison, Pete Hamlin, and Fred and Guilford Brett. Cusac's interest in the area began with the prospecting efforts of Fred and Guilford Brett who formed Glen Copper Mines Ltd., which evolved into Cusac Industries Ltd., and in 1995, Cusac Gold Mines Ltd.

The first larger operation started in 1978 when the Agnes and Jennie Mining Company Limited and Nu-Energy Development Corp., which later amalgamated to become Erickson Gold Mining Corporation, commenced production from the Jennie Vein in the Main Mine. In 1979 and 1980, Cusac conducted work in the area of the Cusac Mine. During 1980, Plaza Mining Corporation commenced open pit production from the eastern portion of the Vollaug Vein. Between 1978 and 1984, development of the Main Mine, also known as the Erickson Mine, was expanded to include workings on four main levels to exploit the Jennie, Maura, Alison, and Bear Veins. Esso Resources Canada Limited conducted exploration around the Main Mine in the early 1980's.

Exploration around Quartzrock Creek by United Hearne Resources Limited in the late 1970's lead to commencement of production at the Taurus Mine in 1981, which continued until 1988. At the same time, Sable Resources Ltd. and Plaza Resources Ltd. developed underground workings on the east side of 88 Hill.

Cusac discovered several veins at Pooley Creek in 1982, and conducted minor work on them. In 1983, Erickson commenced production from the Troutline Mine at the eastern end of the Vollaug Vein and from various open pits along it. In the following year, Cusac optioned its property to Erickson, which had acquired Plaza in the previous year and continued to expand its property holdings.

In 1985, Total Compagnie Francaise des Petroles acquired operating control of Erickson, renamed the company Total Energold Corporation, commenced production from the Eileen Vein in the Cusac Mine in 1986, and discovered additional veins in the area. During 1988, Total started work on the 10 level, a 2.5 km drift to access the Michelle High Grade Vein (MHG), which could not be accessed from the Cusac Mine because of high water flows. Production from the Cusac Mine and Main Mine ceased, with only minor production continuing on the Vollaug Vein. Work on level 10 ceased in 1989 due to high costs and high water flows.

Total elected to divest itself of all North American mineral assets in 1991. Cusac purchased these assets, free and clear of any royalties to Total, re-opened the Cusac Mine, and in 1993, commenced production on the Bain Vein (Bain Mine). During the development of the Cusac decline to the MHG Vein, the Big vein was defined and mined. Mining of the MHG commenced in June 1995, and continued through 1997.

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The Katherine vein was open pit mined during 1995, and in early 1996, the 10 level development was extended by 250m. Additional mining was conducted on the Vollaug, Melissa, and Lily Veins during 1996 and 1997, and surface mining was done on the Bear Vein during 1998.

In 1995, Cyprus Canada Inc. (Cyprus) entered into agreements with Taurus and the Company on the Taurus Gold project north of the current property area, which resulted in the definition of an inferred open pitable resource. In 1996, Cyprus withdrew from the project, and Cusac entered into an agreement with Taurus, which conducted additional work that defined an indicated resource. In 1998, Cusac optioned the claims and consolidated the entire Cassiar Gold Camp under one operator. Cusac completed reclamation of the Taurus mine site, but no further work was conducted, and the agreement was subsequently terminated.

Diamond drilling was conducted on the East Bain Vein during 2002, which confirmed the existence of a gap with the West Bain Vein, but failed to extend the structure to the east.

Production

The Cassiar Gold Camp is one of British Columbia's major placer districts with recorded production of about 74,500 oz of gold (2,317 kg) between 1874 and 1895 (Holland 1950). Minor placer production still continues today.

The first hard rock production occurred in 1934 when one ton of rock, containing four ounces of gold, was shipped out. In 1939, 114 oz (3.5 kg) of gold were recovered from 130 tons of rock taken from the Jennie Vein. During the 1940's, 1950's and 1960's, a maximum of 100 tons of ore was mined from the main deposits in the camp (Diakow and Panteleyev 1981).

The largest producer in the camp, the Main Mine, was in operation from 1979 until 1988. Approximately 150,000 oz (4,666 kg) of gold were produced from the Jennie-Maura-Alison and Bear Vein systems (Glover 1998). The Taurus Mine operated between 1981 and 1988, and it produced 35,000 oz (1,089 kg) of gold (Trenaman 1997). A small amount of this production came from the Plaza adit and open cuts on 88 Hill. The Vollaug Vein was mined from various open pits and underground workings between 1980 and 1997. Approximately 50,000 oz (1,555 kg) of gold were produced from this structure (Glover 1998). Mining commenced on the Eileen-Michelle-Lily Vein system in 1986, and continued until 1997, with about 90,000 oz (2,799 kg) of gold produced (Glover 1998). Production from the Bain Vein system spanned the period from 1993 to 1995, and totalled 24,000 oz (746 kg) of gold (Glover 1998). Surface production from the Bear Vein in 1998 totalled about 1,000 oz (31 kg) of gold. Recorded production from the camp totals about 423,500 oz (13,172 kg) of gold.

Silver production from various deposits in the camp generally amounts to 75% of gold production. A summary of gold production from major vein systems in the camp is given in Table 1.

Mineral Resource and Reserve Estimates

Historical resource and reserve estimates are summarized by Glover (2002b) and tabulated in Table 2. The estimates for the Main Mine and Cusac Mine predate NI 43-101 and do not follow the CIM Standards on Mineral Resources and Reserves (2000).

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Table 1.
Historical Gold Production
Table Mountain Gold Property – Cusac Gold Mines Ltd.

	Tons	Head Grade*	Ounces
Vein System or Area
	(x 1,000)*	(oz/ton)	(x 1,000)*
Jennie-Maura-Alison & Bear	300	0.50	150
Eileen-Michelle-Lily	150	0.60	90
Bain	60	0.40	24
Vollaug	170	0.30	50
Taurus	318	0.12	35
McDame Creek Placer	N/A	N/A	74.5
Total	N/A	N/A	423.5

* Approximate values obtained from internal company technical reports.

Because the Main Mine has been closed and essentially sealed, the author is of the opinion that historical economic evaluations done to establish reserves from this area of the property do not reflect additional costs that would be incurred to re-open the mine and extract the mineralized material; therefore, it cannot be considered to contain reserves as outlined by the CIM Standards on Mineral Resources and Reserves (2000). Accordingly, these reserves should be reclassified as resources using comparable categories, i.e. Proven Mineral Reserve to Measured Mineral Resource, and Probable Mineral Reserve to Indicated Mineral Resource, until an economic reevaluation has been completed.

Reserves in the Cusac Mine do not need to be reclassified because this mine has not been closed and sealed.

Reserves in the Bain Mine were recently re-estimated by Fitzpatrick and Glover (2003) and are discussed in this report under the sections Mineral Resource Estimate and Mineral Reserve Estimate.

Geological Setting Regional Geology

The Cassiar Gold Camp is in the Sylvester Allochthon of the Slide Mountain Terrane (Gabrielse 1963; Gordy et al. 1982; Harms 1984, 1986, 1989; Harms et al. 1989; Nelson and Bradford 1989, 1993). The allochthon occupies the flat-bottomed McDame synclinorium, which lies on autochthonous rocks of the Cassiar Terrane. It comprises gabbro, pillowed and massive basalt, banded chert, carbonate, argillite, ultramafics, and minor arenite of Late Devonian to Late Triassic age.

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Table 2.
Historical Mineral Reserve Estimates (Glover 2002b)
Table Mountain Gold Property – Cusac Gold Mines Ltd.

Mine	Vein	Block	Reserve	Reserve	Resource	Block	Total	Total	Total	Notes
Area	Name	Name	Category	Category	Category	Grade	Ounces	Ounces	Ounces
			(Proven)	(Probable)	(Drill)	(oz/ton) (Proven) (Probable)			(Drill)
Main	Jennie	B1		265		0.70		186		Below 35 L
Main	Jennie	B2		750		0.51		383		Below 35 L
Main	Jennie	D		950		0.38		361		Below 35 L
Main	Dease	DS1	170			0.78	133			Pillar over XC
Main	Dease	DS2	225			0.60	135			Pillar over XC
Main	Dease	DS4	1,130			0.61	689			Below 21 L
Main	Dease	DS5		525		0.75		393		Below 21 L
Main	Goldie	J2	300			0.30	90			Pillar below XC
Main	Goldie	J3		300		0.30		90		Pillar below XC
Main	Caitlin	K1		2,249		0.24		546		Crown Pillar
Main	Caitlin	K2		5,396		0.27		1,457		Crown Pillar
Main	Caitlin	K3			5,250	0.23			1,229
Cusac	Lily	1800	240			1.00	240			Lily 1800 Pillar
Bain	Bain	EBain			24,434	0.97			23,636	East Bain
Individual Tonnage Totals			2,065	10,435	29,684		1,287	3,416	24,865
Individual Au Grades			0.62	0.33	0.84
						0.70
	Grand Totals			42,184 tons				29,568 ounces
						oz/ton

- Ore is Proven where the grade has been reasonably established by past production and detailed sampling.
Notes:	- Probable ore includes blocks where continuity and grade have been established on at least two sides.
- Drill indicated blocks are included where geological and assay continuity are reasonably assured.

The internal structure of the Sylvester Allochthon is characterized by many interleaved tectonic slices, bounded by subhorizontal, layer-parallel faults. These lithotectonic slices are an order of magnitude smaller than the terrane itself, and they consist of a single rock type, or a few repeated rock types. Small numbers of slices occur together in larger second-order packages, which are also fault-bounded and lensoidal (Harms 1986).

Nelson and Bradford (1989, 1993) divided the allochthon into three stacked, structural-lithological packages. Division I, the lowest, is a sedimentary sequence that occurs along the margins. The middle, Division II, is an ophiolitic assemblage that occupies the central portion

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and contains two major ultramafic sheets. Division III, the upper, is an island-arc unit that caps the Division II at higher elevations. The Cassiar Gold Camp is within Division II.

The Sylvester Allochthon responded to Jurassic compressional tectonics by thrusting along easterly-directed thrusts rather than regional-scale folding. This resulted in the stacking of the three divisions into their present arrangement (Nelson and Bradford 1989, 1993). The synclinal geometry resulted from the formation of anticlinal stacks on either side during compression. In addition, emplacement of the Cassiar batholith uplifted the pile, contributing to the consistent northeastward dip along its western margin.

Camp Geology Lithological Units

Rocks in the Cassiar area have been informally divided into lower, middle, and upper thrust sheets for mine geology purposes. The lower and middle thrust sheets belong to Division II of Nelson and Bradford (1989, 1993); the upper, to Division III. The lower thrust sheet comprises three volcanic-sedimentary subunits; the middle, Table Mountain Sediments (TMS); and the upper, Huntergroup Volcanics. A major ultramafic sheet separates the lower and middle thrust sheets (Harms et al. 1989; Nelson and Bradford 1989, 1993).

The basal volcanic-sedimentary subunit of the lower thrust sheet comprises basalt, pillow-basalt breccias, and tuff interbedded with black clastics. It is exposed west of the camp along the margins of the allochthon and was intersected at depth in drill holes in the western and northwestern part of the camp. The unit does not host any of the veins in the camp. It does host three known massive sulphide occurrences and a silica-pyrite replacement body on Mt.

McDame.

The middle subunit, which comprises mafic extrusive rocks interlayered with bedded chert and argillite, crops out along the northeastern and southwestern margins of the camp along ridges and valley sides. Although it does not crop out extensively within the camp, it underlies much of the camp as shown in drill-hole intersections. Correlations are made using green to maroon and red chert, bedded rhodonite northeast of Taurus Mine, and bedded magnetite in lower portion of the Main Mine. The unit does not host significant veins and is more amenable to development of silicification because the rocks are brittle and shatter as noted in the lower levels of the Main Mine.

The upper subunit is the most widespread and crops out over most of the camp. It comprises massive and pillowed basalt with rare chert intercalations. The lower portion of this unit in the Taurus area is marked by magnetite and jasper-rich basalt. The presence of magnetite-rich basalt elsewhere in the camp suggests that this rock type is more widespread than recognized. The non-magnetic and non-jasper-bearing basalt sequence hosts most of the vein systems in the camp and has been the focus of exploration.

Table Mountain Sediments (TMS) of the middle thrust sheet cap basalt of the lower thrust sheet. They crop out extensively in the southern portion of the camp on Table Mountain and in the lower areas surrounding the Huntergroup Massif. In the northern portion of the camp, they

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locally form thin klippen. They comprise thin-bedded slaty siltstone, sandstone, calcareous mudstones, and grey limestone. Veins rarely extend up into these rocks.

A thin discontinuous sheet of ultramafic rocks occurs at the base of the TMS. The sheet locally thickens to large bodies in the order of hundreds of metres. Near vein systems, these ultramafic rocks are altered to a quartz-carbonate-fuchsite assemblage, referred to as listwanite. Some of the carbonate-mica alteration extends up into the overlying black sedimentary rocks.

Huntergroup Volcanics comprise the Huntergroup Massif, which caps TMS in the southeastern portion of the camp. It comprises augite porphyry flows, tuffs, breccias, tuffaceous sandstones, and scattered limestone pods. The unit does not host any of the veins in the camp.

Diabase and lamprophyre dykes crosscut all lithologies, including veins. Dykes are steeply dipping and strike easterly. Xenoliths of granitic rock occur in several dykes throughout the camp.

Structural Features

Structural features are divided into two temporal groups: an early one related to the formation of the allochthon with pre-and syn-mineralization structures; and a late one with post-mineralization structures. The early group contains thrust faults and related folds along with accompanying foliations and joints that parallel veins. The late group contains high-angle faults that offset veins. Some of the late faults are antecedent structures. Although they are clearly associated with mineralization, movement is post-mineralization.

Early Structural Features – Thrust Faults

The axis of the McDame Synclinorium lies along Quartzrock Creek and passes over Table Mountain through the centre of the Huntergroup Massif. The structural style along the axis is long, structurally-controlled flats characterized by klippen of TMS and Huntergroup Volcanics. Along the western margin of the allochthon, which is adjacent to Cassiar Gold Camp, the flats pass into short easterly-dipping frontal ramps. On the eastern side of the synclinorium, the flats pass into westerly-dipping frontal ramps.

On the eastern slope of Table Mountain, a frontal ramp places the older upper subunit of the lower thrust sheet over younger TMS of the middle thrust sheet. This structure is interpreted by Harms et al. (1989) to join up with a steeply north-dipping, easterly-trending fault along the south side of Table Mountain. The orientation of this fault, which is like a frontal ramp with Table Mountain on the northern up-thrown side, is anomalous. Ball (1989) suggests that it is associated with significant changes in orientation of the bottom of the middle thrust sheet. These ramps are interpreted to root into a flat beneath McDame Creek valley (Harms et al. 1989).

In the Taurus Mine and 88 Hill area, several moderately easterly-dipping reverse faults are present: Decline, Taurus West, and unnamed faults (Broughton and Masson 1986; Read and Psutka 1983). Movement on these structures is post-mineralization; however, they may be antecedent frontal ramp structures that root into a flat developed along the hanging wall of argillite of the lower subunit of the lower thrust sheet. This argillite was intersected at depth in drill holes west of 88 Hill.

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Smaller second order lithotectonic units are present along the sole of major thrust faults where structural imbrication is common. On the western side of Table Mountain below the sole of the middle thrust sheet that comprises TMS, a package of rocks referred to as the Sediment-Volcanic Unit crops out (Ball 1989). A thin ultramafic sheet, locally altered to listwanite, occupies its sole thrust fault. Rocks within this unit are brecciated and foliated to varying degrees. This is the greatest thickness of deformed rocks known in the camp. The presence of this anomalous thickening may be a reflection of doming that produced the Table Mountain anticline on the north side of the east-west frontal ramp that occurs along the south side of Table Mountain (see section on Anomalous Folds). These features could be important in the formation of veins within the Main Mine, which was the largest producer in the camp. Similar structural patterns were noted in drill core at the same structural level on the eastern margin of Table Mountain. Mapping by Pantaleyev and Diakow (1982) in the northern portion of the camp along the lower reaches of Troutline Creek, Quartzrock Creek, and Snowy Creek, outlined several suspected thrust faults that possibly bound second order lithotectonic units.

Deformation along some thrust faults is intense (Diakow and Panteleyev 1981; Gordey et al. 1982; Ball 1985, 1989). Along the sole thrust near Needlepoint Mountain and at the base of the middle thrust sheet comprising TMS, a weak transposition fabric is present that grades into a cataclastic foliation along the contact. Augen and blocks of more competent rocks are set in a sheared and rodded argillaceous shale matrix. The ultramafic sheet at the base of the TMS is marked by discontinuous tabular lenses of intensely-foliated serpentinite or listwanite up to 10 metres thick with a lateral extent several times larger. The ultramafic sheet is locally structurally-imbricated with adjacent lithologies. Listwanite is black adjacent to argillaceous rocks.

Early Structural Features - Folding Synclinorium Folds

Folds, with a trend similar to the synclinorium and probably related to its formation, are widespread. Northwesterly-trending bedding that dips southwesterly and northeasterly supports this observation. Along the western margin of the synclinorium, a syncline was noted between Troutline Creek and Lang Creek (Diakow and Pantaleyev 1981). In the northern portion of the camp, a northwesterly-trending anticline occurs southeast of Taurus where chert of the middle subunit of the lower thrust sheet is exposed (Read and Psutka 1983; Broughton and Masson 1996). This anticline plunges into the Taurus Mine area where chert is encountered in the lower levels of the mine. Chert sequences were also encountered at depth in two other locations, 88 Hill and west Troutline Creek, and are probably anticlines (Broughton and Masson 1996). Northeast of Snowy Creek, a syncline-anticline pair occurs in the middle subunit of the lower thrust sheet (Diakow and Pantaleyev 1981). In the southern portion of the camp, a syncline occurs along the high point of Table Mountain (Diakow and Panteleyev 1981). Minor folds are locally common within outcrops of TMS. At the Cusac Mine, Ey (1986) documented various styles of minor folds trending northwesterly within chert units.

Cross-Folds

A second set of younger folds, trending east-northeastly, is present. These folds probably represent perpendicular cross-folding undulations that have been documented by Ey (1986) in

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various styles of minor folds within chert units at the Cusac Mine. Northeasterly-trending bedding that dips northwesterly and southeasterly is supportive of this observation. Diakow and Panteleyev (1981), and Nelson and Bradford (1993) also documented a northeasterly-trending set of minor folds. Klippen of TMS at Main Mine and north of McDame Lake trend east to northeasterly and may be preserved because of the cross-folding. Fold axes in the earlier northwesterly-trending folds plunge both northwesterly and southeasterly, which may be a reflection of the east-northeasterly-trending folds.

Anomalous Folds

The axis of a large anticline that forms Table Mountain and crests along the south side trends easterly. This fold orientation may be related to a steep east-west thrust fault on the south flank (Ball 1989; Harms et al. 1989). The orientation of this reverse fault, which is like a frontal ramp with Table Mountain on the northern up-thrown side, is anomalous. The development of the anticline may reflect doming, which is consistent with kinematic indicators on the Vollaug Vein (Ey 1987, Nelson 1990; Nelson and Bradford 1993) that indicate a southerly vergence for the middle thrust sheet comprising TMS. This is opposite of the expected vergence from a northeasterly-directed thrust system that stacked each of the lithotectonic packages higher in the sequence from sources farther west (Nelson and Bradford 1993). Alternatively, the easterly-trending anticline may be a variant of the younger east-northeasterly-trending cross-folds influenced by the older east-west thrust fault. The slightly northeasterly elongate shape of the Table Mountain klippen is suggestive of this.

Early Structural Features – Planar Fabrics and High-Angle Faults

Synclinorium Fold Fabrics

A steep northwesterly-trending cleavage is common throughout the camp and is geometrically consistent with the older northwesterly-trending folds (Diakow and Panteleyev 1981; Ball 1985, 1988, 1989; Ey 1986; Nelson and Bradford 1993). Crenulation lineations parallel to these fold axes occur locally.

Cross Fold Fabrics

A northeasterly-trending shallowly-dipping cleavage is locally common (Diakow and Panteleyev 1981; Ball 1989) and may be related to the younger northeasterly-trending folds.

Joints-Fractures

A strong northeasterly-trending joint-fracture set is widespread (Gabrielse 1963; Diakow and Panteleyev 1981; Read and Psutka 1983; Ey 1986; Harms 1988; Ball 1989; Nelson and Bradford 1993). In most cases, these structures have negligible offset. Diakow and Panteleyev (1981) related them to the northeasterly-trending folds.

Northeasterly Faults

Along the western margin of the allochthon, northeasterly-trending faults offset the contact with underlying autochthonous rocks (Diakow and Panteleyev 1981; Panteleyev and Diakow 1982,

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Nelson and Bradford 1993). Prominent northeasterly-trending photo lineaments that extend into the camp suggest that some of these faults continue through. Read and Psutka (1983) mapped northeasterly-trending sinistral faults between Quartzrock and Snowy Creeks that offset lithological contacts. Vein systems are associated with east-northeasterly-trending shear faults that parallel veins, splay off them and lie within or form one of the walls (Read and Psutka 1983; Ball 1985, 1989; Ey 1986, 1987).

Late Structural Features – High-Angle Faults Northwesterly and Northerly Faults

Late structural features consist of northerly and northwesterly-trending faults that offset veins and the northeasterly-trending faults. Most of these are high-angle structures. Exceptions are the northerly-trending Decline Fault and Taurus West Fault in the Taurus Mine area, which dip moderately to the east (Read and Psutka 1983; Broughton and Masson 1996), and the Maura West Fault in the Main Mine, which dips moderately to the northwest (Ball 1989).

Erickson Creek Fault Zone (ECFZ)

Prominent late structures occur in a northerly-trending belt, which extends for 15 km from south of Cusac Mine, through Main Mine to north of Taurus Mine. They are collectively referred to as the Erickson Creek Fault Zone (ECFZ). Movement along the ECFZ is dextral with the eastern side downdropped (Ey 1986).

In the southern portion of the camp south of McDame Lake, the ECFZ is dominated by a duplex fault and photo linear system spaced about 500 to 1,000 metres apart. Prominent structures that comprise the system are the Lily Fault in the Cusac Mine, and the 30-40 Fault, 2810 Fault, and Maura East Fault in the Main Mine. Within the ECFZ, northwesterly and northeasterly-trending structures that offset veins are present locally.

In the northern portion of the camp north of McDame Lake, the ECFZ swings slightly west of north as it is offset by sinistral northeasterly-trending faults (Read and Psutka 1983). The system is not as well-defined in this area; however, the presence of strong northerly-trending structures along Wings Canyon and the Decline Fault, Taurus West Fault and adjacent faults in the Taurus Mine area indicate a zone of disruption (Read and Psutka 1983; Broughton and Masson 1996).

Beaton Creek Fault Zone (BCFZ)

A prominent northerly-trending simplex fault and photo linear system occurs 1,000 metres east of the ECFZ. It comprises the Beaton Creek Fault Zone (BCFZ), which offsets the Vollaug Vein with a dextral, east-side down movement. Photo lineaments coincide with Beaton Creek, upper portions of Snowy Creek, and tributaries to upper Pooley Creek.

Boomerang-Lyla Fault Zone (BLFZ)

A north-northeasterly-trending simplex fault system (Nelson and Bradford 1989, 1993), herein referred to as the Boomerang - Lyla Fault Zone (BLFZ), occurs within and along the western

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side of the allochthon. The Boomerang and Lyla veins occur along a klippen of TMS adjacent to this structure, which has east-side down movement.

Regional High-Angle Faults

Two prominent northerly-trending regional faults that parallel the ECFZ, BCFZ, and BLFZ occur adjacent to the Cassiar Gold Camp. They comprise Marble Creek Fault (MCFZ) and Rosella Fault (RFZ) (Harms 1989; Nelson and Bradford 1989,1993). These faults have eastern sides down-dropped, similar to the ECFZ, BCFZ, and BLFZ, which are dextral. The Marble Creek Fault and Rosella Fault occur within rocks of the Cassiar Terrane that underlie the Sylvester Allochthon. Although their proportions are not indicative of significant crustal breaks, they are large enough and probably extend deep enough to suggest that they could be a major controlling feature for a hydrothermal system.

Although movements on structures comprising the ECFZ are post-mineralization, at least some of them must be antecedent because most vein systems in the camp are spatially related to them. This relationship is also manifested at the Christine Vein on the east side of Table Mountain and at the Huntergroup Veins on the east side of the Huntergroup Massif. Although these are outside of the ECFZ and BCFZ, they are associated with northerly-trending structures also.

East-Northeasterly Faults

A small set of faults trending east-northeasterly occurs throughout the camp. These include faults along the Sky, Lyla, and southern part of the Vollaug veins. They are related to significant changes in the orientation of the bottom of the middle thrust sheet (Ball 1989). Some of these are antecedent structures because they control the veins.

Deposit Types and Mineralization Mineralization Types
Previous Work

Veins have been well-described by Mandy (1935, 1937), Diakow and Panteleyev (1981), Grant (1981), Pantaleyev and Diakow (1982), Fjetland (1982), Hooper (1984), Dussel (1986), Ball (1985, 1989), Sketchley (1986, 1989), Gunning (1988), Broughton and Masson (1986), and Panteleyev et al. (1997). Panteleyev et al. (1997) developed a general model for mesothermal gold-bearing quartz veins of the Cassiar Gold Camp that illustrates the spatial relationships of the various vein types within lithotectonic units and a possible genetic connection to a cryptic intrusion (Nelson 1990; Nelson and Bradford (1989, 1993).

Vein Stages

Veins in the Cassiar Gold Camp consist of early barren quartz veins without visible alteration; main stage barren and gold-bearing quartz veins with sericite-ankerite alteration envelopes; and late barren quartz-carbonate veins with kaolinite-ankerite alteration envelopes. Early veins are widespread; main stage veins are generally confined to well-defined vein systems; and late veins locally crosscut and brecciate earlier veins.

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Main stage white quartz veins form a continuum from barren to strongly mineralized. Barren and weakly-mineralized veins are usually single stage with minor sulphides, whereas strongly-mineralized veins are composite structures with abundant banding and varying amounts of sulphides. Several stages of white quartz veins are present: barren; silver-rich with low Au:Ag ratios; and gold-rich varieties with Au:Ag ratios about one.

Clear quartz veins, containing pyrite, sphalerite and tetrahedrite with uncommon chalcopyrite, galena and arsenopyrite, crosscut gold-bearing white quartz veins. Gold is usually associated with sulphides. Minor tourmaline is present in veins in the Taurus Mine area.

Spatial and Geometric Relationships

Panteleyev and Diakow (1982) recognized two fundamental vein types: Type I veins, hosted by basalt of the upper subunit of the lower thrust sheet; and Type II veins, occurring along the contact of the bottom of the middle thrust sheet (Panteleyev et al. 1997). Gunning (1988) and Broughton and Masson (1996) described another style of mineralization, pyritic replacement zones.

Type I Veins

Type I veins occupy steeply-dipping east-northeasterly to northeasterly-trending, subparallel fractures that comprise the majority of veins in the camp. A small number of veins trend northerly. Most veins are short and narrow and pinch and swell along strike. Many are sigmoidal, dipping steeply north, and terminate by pinching, horsetailing, or as knots or localized bulbous masses. North-northeasterly-trending tension gashes occur along the margins of individual veins, indicating veins formed in a sinistral shear environment. Veins are typically up to one metre wide and several tens of metres long. Some are several metres wide and hundreds of metres long. Late crosscutting faults have broken veins into numerous segments that appear to be separate structures.

Type I veins occur within the lithostratigraphic horizon comprising basalt that lies above chert of the middle subunit of the lower thrust sheet and below the contact of the bottom of the middle thrust sheet that comprises TMS. Most veins in the areas around Cusac Mine, Main Mine, and north of Taurus Mine lie immediately below TMS and form thicker structures that are more persistent. The upper 30 m of these veins are the most productive in the camp, and gold grades decrease and become more erratic down dip into the roots of the system. In the Taurus Mine area, most veins are lower in the lithostratigraphic sequence closer to the chert and form wider systems comprising narrower, less persistent structures that are lower in grade, but contain higher gold in altered wallrocks.

In summary, there appears to be a continuum from widespread, lower-grade systems of multiple veins with high gold contents in altered wallrock, upward into narrower, erratic and lower-grade single structures that pass into consistently higher-grade composite structures in wallrocks immediately under the cap of TMS. In the Cusac Mine and Main Mine, veins root into a prominent chert unit in the lower portions of the mines, although structural imbrication under the lower contact of the middle thrust sheet does complicate this relationship. In the central part of the camp, there is a transition from narrower, erratic and lower-grade single structures on the

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south side of McDame Lake to widespread, lower-grade systems of multiple veins under a cap of TMS on the north side of McDame Lake. This could be a function of a major structure along McDame Creek and/or a thinning of basalt that forms the upper subunit of the lower thrust sheet.

Type II Veins

Type II veins occupy the shallowly-dipping plane of the thrust fault that occurs at the bottom of the middle thrust sheet comprising TMS. Most veins are along the footwall of the ultramafic sheet, which is generally altered to listwantite, or extend up into it. Uncommonly, veins extend up into TMS where they pinch rapidly. Veins have a characteristic ribboned appearance from carbon-rich stylolites. Veins are generally less than two metres thick, but can be up to four metres. Thicker, productive vein segments appear to be related to rolls along the contact or anomalous thickening of listwanite.

The best Type II vein example is the Vollaug Vein, which extends for almost three kilometres along Table Mountain. Other smaller veins or vein segments are the Jennie's Revenge Vein in the Main Mine, the tops of larger structures in the Cusac Mine and area, some of the Hunter Veins on the east side of Huntergroup Massif, and veins under klippen of TMS north of McDame Lake.

Pyritic Replacement Zones

Pyritic replacement zones occur in the Taurus West area and along the lower decline in the Taurus Mine. They are characterized by 10 % to 40 % fine-grained to euhedral pyrite in a carbonate-altered rock. Zones commonly display a finely-banded shear fabric. Quartz veins are notably absent, and contacts with unaltered basalt are typically very sharp.

Alteration Types

Strong wallrock alteration, which can be an important exploration guide, is associated with gold-bearing veins hosted by mafic and ultramafic rocks. Within mafic rocks, basalt is altered to a sericite-ankerite-quartz assemblage that forms well-developed envelopes around veins (Sketchley 1986, 1989). Envelopes are surrounded by widespread propylitic alteration. More intense alteration adjacent to veins commonly contains coarse disseminated pyrite, commonly with anomalous gold values. Carbon-rich zones and crackle brecciation, comprising quartz and carbon, are locally common in more intense alteration. At the Taurus Mine, pyritic alteration envelopes contain enough gold to constitute a potentially-mineable resource. Within ultramafic rocks, serpentinite is altered to talc, talc-breunerite-quartz, and breunerite-quartz-fuchsite assemblages with increasing intensity (Dussel, 1986).

Vein Systems Geometry

Vein systems extend outward from the ECFZ and are up to five kilometres long. The length of the systems is a function of exposure and may be controlled by the BCFZ and the BLFZ, which occur within two to three kilometres of the ECFZ. The longest system, Wings Canyon, occurs in

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a relatively flat, and extensive, but thin exposure of basalt of the upper subunit of the lower thrust sheet that lies just on top of chert of the middle subunit and beneath a cap of TMS.

The known extent of vein systems south of Wings Canyon is limited because of a thick cap of TMS to the east and a deeper erosional level to the west. North of Wings Canyon, the systems progressively extend farther west from the ECFZ to the BLFZ. This may be due to the presence of TMS close to chert, which underlies host basalt. The northern systems do not extend farther east. Reasons for this are not known.

Along the ECFZ, there is a crude periodicity of vein systems. North of McDame Lake where wider systems are present, they are spaced about 1,500 metres apart. South of McDame Lake where narrower systems are present, they are spaced about 400 to 600 metres apart. This apparent periodicity could be used to guide exploration where gaps exist along the ECFZ.

Names and Locations

The following is a list of known vein systems in the camp from north to south. Vein or area names for each system and mines are tabulated. These systems include gaps along the ECFZ with high exploration potential.

1.	Lyla-Boomerang: Easterly-trending Type I silver-rich veins along north side of klippen of TMS on southeast side of Mount McDame.

Lyla, Boomerang

2.	Elan: Easterly-trending Type I silver-rich vein system that is three kilometres long extending from Quartzrock Creek to southeast side of Mount McDame.

Elan, Lucky

3.	Taurus-88 Hill: Broad easterly-trending Type I vein system that crosses Quartzrock Creek at the Cassiar access road.

Taurus, 88 Hill, Highway Zone, Taurus West, Mack, Hopeful

Taurus Mine, Plaza Adit, Sable Adit

4.	Wings Canyon: Broad northeasterly-trending Type I vein system extending from north of Highway 37 west of McDame Lake to east of Snowy Creek.

Reo, Left Shoe, Blueberry Hill, Red Rock Canyon, Klondike, Snowy Creek, Rich,

Berube

5.	Newcoast-Van: Broad northeasterly-trending Type I vein system that includes several smaller Type II veins and extending from west end of McDame Lake to north of Highway 37 at Jade City.

Rocky Ridge

Newcoast 1 adit and Newcoast 2 adit

6.	Smile-Davis: Northeasterly-trending Type I vein system extending from Callison Lake four kilometres to the northeast along the south side of McDame Creek.

Nora, Goldhill, Lakeview, Porcupine, Dorothy, Callison Lake

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7.	Switchback: Northeasterly-trending Type I vein on south side of tailings pond adjacent to klippen of TMS.

Esso

8.	Kelly: Northeasterly-trending Type I vein southeast of 1140 portal of Main Mine adjacent to small exposure of listwanite.

ll40 level of Main Mine

9.	Bear: Northeasterly-trending Type I veins under contact of TMS.

Dease, Devine, Goldie, McDame

1210 and 1140 levels of Main Mine and Bear Open Pit

10.	Jennie-Maura-Alison: Northeasterly-trending faulted segments of Type I vein under klippen of TMS that appears to trend into a Type II vein (Jennie's Revenge).

Caitlin, Jennie's Revenge

1350, 1280, and 1210 levels of Main Mine

11.	Vollaug: Easterly-trending Type II vein under TMS that cap Table Mountain.

Table Mountain Mine, Vollaug 4700 and 5700 Mine Levels, Troutline Mine, Finlayson

Mine, Plaza Open Pit, numerous Vollaug Open Pits

12.	Cirque: Several small northeasterly-trending Type I veins that occur on the west side of the cirque above Main Mine.

Cirque, Top

13.	Gap: Diamond-drill hole intersection with gold-bearing quartz vein.

Gap

14.	Sky: Type I vein along steeply north-dipping major east-west fault that juxtaposes black clastics up against the normal sequence of TMS - Listwanite - Basalt.

Sky

15.	Sky-Jill Gap: A prominent northeasterly-trending photo lineament similar to those at the Eileen-Michelle-Lily and Bain system.

Possible vein system

16.	Jill: Northeasterly-trending Type I vein adjacent to TMS.

Jill

17.	Hot: Northeasterly and northerly-trending Type I veins adjacent to TMS.

Cominco, Flat

Hot Open Pit

18.	Eileen-Michelle-Lily: Northeasterly-trending Type I vein system under TMS.

Eileen South, Big, Michelle High Grade, Fred, Dino, Prosser, East-West, L, Heather

Cusac Mine

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19.	Bain: Northeasterly-trending Type I veins system under and within listwanite adjacent to TMS.

Katherine, Bonanza, Marion, Amber

Bain Mine

20-21. Pooley Pass: Large gap along ECFZ with possible vein system.

20.	North Pete: Several small quartz stringers along north side of major listwanite body.

North Pete

24.	Pete: Easterly-trending Type I vein along south side of major listwanite body.

Pete, Cabin

Significant veins or vein systems that occur outside of the main camp area are tabulated as follows.

1.	Jade: Northerly-trending vein on south slope of Table Mountain within TMS along photo lineament of BCFZ.

2.	Christine: Northerly-trending Type I vein in Finlayson Creek on east side of Table Mountain along contact of TMS.

3.	Meg: Northeasterly-trending Type I vein in basalt on northeast flank of Table Mountain.

4.	Huntergroup: Easterly to northeasterly-trending Type I and II veins on the east side of Huntergroup Massif along contact of TMS.

- Hunter, Hunter South, Theresa, Cassy

Deposit Model

Nelson (1990), Nelson and Bradford (1989, 1993), and Panteleyev et al. (1997) discussed formation of the mesothermal gold-quartz vein deposits of the Cassiar Gold Camp. Although the system has characteristics that resemble classic mesothermal lode gold deposits, major structures within and bounding the Sylvester Allochthon are flat in contrast to regional breaks associated with major camps. Northerly-trending structures that control the distribution of veins, ECFZ, BCFZ, and BLFZ, although significant, are not major crustal breaks. Similarly, east-northeasterly structures that host and are associated with the veins are minor without significant offsets. Suggestions that these structures developed in an extensional environment related to dextral movement on major northwesterly-trending regional faults are not compatible with vein system geometry. The geometric pattern of these structures is that of a box-shaped array, not the expected en echelon pattern. In addition, the veins are considered to have formed at about 130 Ma (Panteleyev 1982; Sketchley 1986; Sketchley et al. 1986) when the regional strain pattern was compressive, not extensional. This age, which was confirmed by Panteleyev (personal communication 1998), postdates emplacement of the Cassiar Batholith, which might have contributed to development of the host fractures.

An alternative proposal for development of the camp by Nelson (1990) and Nelson and Bradford (1989, 1993) is that of an intrusion driven hydrothermal system. Evidence for a cryptic intrusion

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beneath the camp comes from the 130 Ma date of formation, granite clasts that occur in a number of post-mineralization lamprophyre dykes, and the spatial disposition of the actinolite-epidote isograd. The granite clasts occur in dykes from the Table Mountain area to north of Snowy Creek and contrast with dykes north of the camp that contain clasts of subjacent miogeoclinal units, but not granite (Read and Psutka 1983; Sketchley 1986; Nelson 1990; Nelson and Bradford 1989, 1993). The isograd generally follows the eastern edge of the Cassiar batholith, but swings east around the camp in an anomalously-wide arc. Based on textural and age relationships, actinolite that formed within the isograd is not related to the Cassiar Batholith.

The ECFZ, which has late dextral movement (Ey 1986, 1987), may have developed as a cross fault in response to dextral motion on major northwesterly-trending regional faults. The orientation of the ECFZ at 0000 is compatible with development of dextral synthetic Riedel fractures between regional faults striking 1650. The MCFZ, BLFZ, ECFZ, and BCFZ appear to be arranged en echelon in a northwesterly-trending array, supporting this hypothesis. Northerly-trending structures that control the Christine and Hunter Veins may be manifestations of this array. The structural regime at this time (130 Ma) was compressive and hence would not facilitate development of northerly-trending dilatent structures that could host veins, although they do occur.

Dextral motion on the ECFZ may have caused minor sinistral movement along pre-existing east-northeasterly-trending fractures. Tension gashes within a duplex fault system striking 0000 would be expected to develop at 0450, and antithetic Riedel fractures with sinistral movement at 0750. Vein systems in the camp strike from 0600 to 1050, have sinistral movement, and are parallel to subparallel to regional fractures and joints. The box-shaped array of veins are analogous to antithetic Riedel fractures occurring along and controlled by anastomosing faults of the ECFZ, which is an antecedent structure. Movement along undulating fractures hosting the veins would adequately account for the dilation needed in development of Type I veins and is compatible with the geometry of tension gash veins that formed along vein margins.

The development of Type II veins along Table Mountain is related to shearing with a southerly vergence of the middle thrust sheet, i.e. tops to south movement (Ey 1987). Doming from emplacement of a buried intrusion would account for this movement, create dilatant zones for Type I veins, and explain the sigmoidal shape of some structures. Further evidence is provided by vein dips throughout the camp, which suggest uplifting. In the southern part of the camp, veins tend to dip steeply north, whereas in the northern part of the camp at the Taurus Mine, veins tend to dip steeply south (Broughton and Masson 1996). Doming could be related to southerly-directed thrusting along the reverse fault that bounds the Sky vein on the southern side of Table Mountain. This movement may have caused development of the Table Mountain Anticline and an anomalous thickening of structural imbrication in that area (Ball 1985). This area occupies the centre of the camp and was the most productive.

The architecture of the hydrothermal system that formed gold-bearing quartz veins appears to have been controlled by the ECFZ, and possibly the adjacent BLFZ and BCFZ. The ECFZ, which is an antecedent structure, and is probably related to emplacement of a buried intrusion responsible for the system. The two different structural regimes presented to explain vein development would have been operative at the same time, further linking the ECFZ to a buried intrusion.

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Veins are not prevalent lower in the lithostratigraphic package, possibly because chert is more prevalent and because of its brittle nature, it would effectively shatter, making it more amenable to development of broad zones of silicification. Vein systems in the northern portion of the camp are empirically associated with anticlinal structures in the chert (Broughton and Masson 1996), which suggests a focusing of fluids. Vein systems above chert tend to be widespread with narrower veins, which may reflect shattering in the brittle, underlying rocks as fractures coalesced and developed better in overlying mafic volcanic rocks. Higher gold contents in altered wall rocks above chert may reflect precipitation of gold by flooding as fluids moved upward and out of chert into a new physiochemical environment. Higher up in the systems, fluid flow would have coalesced more into single stage barren to low-grade veins and then up into composite higher-grade veins under incompetent carbonaceous black clastics. These rocks effectively capped the hydrothermal system, damming fluids, and because of their carbonaceous nature may have facilitated precipitation of gold.

Mineralization Controls

Mineralization controls are features that characterize productive structures throughout the camp. They are useful in guiding exploration for extensions to known vein systems and in anomalous gaps between productive areas. Important mineralization controls are listed as follows.

1.	Proximity to antecedent northerly-trending structures. Prominent northerly-trending structures in order of importance are ECFZ, BCFZ, and BLFZ. Less prominent structures include faults along the Christine and Huntergroup veins. Productive veins occur within the ECFZ duplex and generally within one kilometre of the bounding faults.

2.	Northeasterly-trending fracture zones. Dominant fracture systems may be related to faults that offset allochthon margins. Several vein systems that extend under TMS are marked by prominent photo lineaments.

3.	An apparent periodicity between vein systems. In the northern portion of the camp, this is about 1,500 m; in the southern portion, about 400 to 600 m.

4.	A cap of incompetent carbonaceous rocks such as TMS.

5.	Rolls in the lower contact of the TMS. Productive sections of the Vollaug Vein are adjacent to a roll that defines the Table Mountain Anticline.

6.	An apparent thickening of listwanite. Prominent listwanite bodies occur adjacent to the Pete Vein, the Bain Vein, the Eileen-Michelle-Lily Vein, and the Jennie-Maura-Alison Vein systems. Listwanite isopachs along the Vollaug vein suggest productive zones are spatially related to thicker sections of listwanite.

7.	An apparent periodicity of ore shoots along veins. Along the Eileen-Michelle-Lily Vein system, the ore shoots are about 80 to 130 m long with barren gaps of 65 to 110 m (Downie 1997).

8.	Rake of veins. The Eileen-Michelle-Lily Vein system appears to rake to the east. This may be related to a sinistral movement along shears hosting veins, coupled with a

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southerly vergence of the middle thrust sheet, i.e. north side of the structures move upward and to the west. This hypothesis suggests exploration should be initiated on the western side of the controlling, northerly-trending structures under caps of TMS.

Table Mountain Property – East Bain Vein Excerpt from Report dated July 31, 2005.
Exploration

Almost all of the exploration work conducted on the Table Mountain Gold Property is historical in nature. This work includes geological mapping, geophysical surveys, soil sampling, trenching, drilling, and underground drifting.

Drilling

A small diamond-drilling program was conducted under Notice of Work Permit Number 0100115 during 2002 to further explore and further define the East Bain Vein, which was initially defined by diamond drilling during 1990 and 1991 (Westervelt 1991, Glover 2002a). The program comprised eleven holes of NQ diamond drilling totalling 2395.1 m; ten of these holes were collared on the Nu-Tara mineral claim, and one on the Cordoba mineral claim. Collar locations, which were tied into the mine survey grid by chain and compass, were field verified by the author using a hand-held GPS unit with a field accuracy of +10 m. The holes were found to be located correctly on the mine grid, but a discrepancy exists between the GPS UTM and mine grid coordinate systems, which should be investigated further. The mine grid coordinate system is shifted approximately 200 m south and east of the GPS UTM grid coordinate system.

Down-hole drill hole dip orientations were determined using corrected acid tests; lithological descriptions and structural core axis angles were recorded; and quartz veins were sampled. Core axis angles were used to correct intersected vein intervals to true thicknesses. Drill core samples were sent to Eco Tech Laboratory Ltd. for gold and silver assaying. Core sample locations were field verified by the author.

A summary of the drill hole targets, results, and interpretation is as follows.

  02BG-01 tested the gap with West Bain Vein and did not intersect any veins.
  02BG-02 tested the vein 50 metres west of previous intersections and intersected a strong quartz vein yielding 5.19 oz/ton over 0.6metres that is a small faulted wedge with limited tonnage potential.
  02BG-03 tested the eastern end of the vein and intersected a quartz vein system that returned 0.38 oz/ton over 2.6 metres.
  02BG-04 tested the western end of the vein to define a target elevation for development and intersected 0.554 oz/ton over 1.4 metres.

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  02BG-05 tested the eastern extent of the vein and intersected a weakly mineralized vein breccia.
  02BG-06 tested the central portion of the vein and intersected 0.6m of vein fault breccia that returned 0.062 oz/ton over 0.6 metres.
  02EB-07 tested the eastern extent of a vein above a known fault and did not intersect any significant veining.
  Holes 02EB-08 to 11 were drilled as a fence on section 8398E to test for an eastern extension of the vein and did not intersected any significant veining.
Sampling Method and Approach

Most samples collected during past exploration programs are regarded as historical in nature; hence, little documentation exists regarding methods and approach.

Drill core sampling that was done during the 2002 exploration program consisted of bagging whole core samples that were taken from individual quartz veins intersected in drill holes. A total of 36 samples was collected.

Sample Preparation, Analyses, and Security

Samples from the 2002 exploration program were assayed at Eco-Tech Laboratories Ltd. in Kamloops, British Columbia; sample preparation and analytical methods are in Appendix III; and copies of analytical certificates are in Appendix IV.

Samples were shipped in nine groups, varying from two to nine samples, to Eco-Tech, which processed samples and issued approved analytical certificates. There was no formal chain of custody, and samples were not shipped in tamper-proof containers. Sample pulps and rejects are stored at the Eco-Tech facility. Because of the limited number of collected samples, no blanks, field duplicate, or reference samples were included by Cusac personnel in the field; however, Eco-Tech inserted its own laboratory duplicate and reference samples.

Data Verification and Validation

The author has verified analytical data quoted in this report from the 2002 exploration program with respect to the original analytical certificates; however, actual field samples could not be verified because of the whole core sampling.

Adjacent Properties

No information on adjacent properties is included in this report other than historical information on the chronology of exploration and mining events and general geological descriptions.

Mineral Processing and Metallurgical Testing

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Mineral processing and/or metallurgical testing analyses have not been carried out recently and do not form part of this report.

Mineral Resource and Mineral Reserve Estimates

Historical Background

The 2002 exploration program was conducted to explore and further define the East Bain Vein, which was discovered and defined by diamond drilling from 1989 to 1991 (Westervelt 1993, Glover 2002a, Fitzpatrick and Glover 2003). This initial work resulted in a Drill Indicated Probable Reserve estimates of 34,741 tons grading 0.687 oz/ton (0.502 oz/ton Au cut to 2 oz/ton) totalling 23,881 ounces (17,423 ounces Au cut to 2 oz/ton) for the West Bain Vein, and a Drill Possible Reserve estimate of 22,120 tons grading 0.565 oz/ton Au (no cut required), totalling 12,498 ounces Au for the East Bain Vein (Westervelt 1993). Both of these estimates are historical in nature and regarded as an order-of-magnitude because they do not follow the CIM Standards on Mineral Resources and Reserves (2000). Additional drilling was conducted on the West Bain Vein during 1993, which confirmed the initial estimate, and it was subsequently mined from 1993 to 1995 with production of 60,000 tons grading 0.4 oz/ton Au, totalling 24,000 ounces compared to the original estimate of 23,881 ounces uncut or 17,423 ounces cut. It is noteworthy that although there was a large increase in tonnage and a lower grade, a similar number of ounces were obtained, which is primarily related to mining dilution.

Mineral Resource Estimate

The 2002 exploration program comprised eleven drill holes, four of which intersected the East Bain Vein, confirming previous work, whereas the remaining drill holes, which were targeted at extending the known resources, failed to do so. Data from the four new drill holes were compiled with the historical data (Westervelt 1993), excluding one of the original drill holes used by Westervelt (1993), and an updated mineral resource estimate was completed under the supervision of Professional Engineer K.P. Fitzpatrick (Fitzpatrick and Glover 2003).

The resource estimate was calculated using a polygonal method, which has been historically used for narrow gold-bearing high-grade quartz vein systems on the Table Mountain Gold Property. Two estimates were completed, one with uncut assays and one with assays cut to 2 oz/ton, which is a historical cutting factor The updated resource estimate comprises Blocks 02BG-02, 02BG-03, 02BG-04, and 02BG-06, based on new drill-hole data, and Blocks 90-340, 90-357, 90-359, 0.264/0.2, 91-371, and 90-373, based on historical drill-hole data. Except for Block 02BG-02, these resource blocks form a contiguous group that are ordered from west to east as follows: 02BG-04, 91-373, 90.357, 02BG-06, 91-371, 0.264/0.2, 02BG-03, 90-340, and 90-359. Block 02BG-02 at the western end of the vein is a small fault-bounded wedge based on a single drill hole. The final tabulation excluded Block 0.264/0.2, which is based on a historical drill hole, because it was considered sub-ore grade. The specific gravity used for all calculations is 2.95 tons per cubic metre, which is equal to 2.67 tonnes per cubic metre, a historical value.

The author reviewed the updated estimate, which was classified as a “Drill Indicated Resource” by Fitzpatrick and Glover (2003), and is of the opinion that it must be re-classified to conform to the CIM Standards on Mineral Resources and Reserves (2000). Block 02BG-02 is reclassified as

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inferred because geological and grade continuity cannot be assumed, i.e. it is not contiguous with the rest of the resource blocks, and it is based on a single drill hole whose assays cannot be validated. The remaining blocks remain in same confidence category; however, the nomenclature has been changed to an Indicated Mineral Resource to conform to the CIM Standards on Mineral Resources and Reserves (2000). The Indicated classification is retained because geological and grade continuity can be reasonably assumed, i.e. the blocks are contiguous and each is based on proximal gold-bearing quartz veins of similar strike, dip, and nature, and historical assay data have been validated by new assay data of similar tenor in adjacent blocks and supported by multiple documented occurrences of visible gold. The re-classified Mineral Resource Estimate is given in Table 3. Block 02BG-06 was excluded from the tabulation because it is sub-ore grade, i.e. 0.06 oz/ton, which maintains consistency with the original updated estimate where a sub-ore grade block was excluded.

For reference purposes, the definitions of Inferred Mineral Resources and Indicated Mineral Resources are given as follows (CIM Standards on Mineral Resources and Reserves 2000).

Inferred Mineral Resource

An “Inferred Mineral Resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Table 3. East Bain Vein Resource Calculation Summary

Block	Resource	Au	Au Cut	Core	Core	True		Uncut	Cut
Number	Category	oz/ton	oz/ton	Width	Angle	Width	Tons	Ounces Ounces
02BG-02	Inferred	5.190	2.000	0.60	80	0.59	1276	6622	2552
02BG-03	Indicated	0.380	0.380	2.60	85	2.59	4271	1623	1623
02BG-04	Indicated	0.554	0.554	0.90	90	0.90	4362	2417	2417
90-340	Indicated	1.520	0.769	1.45	75	1.40	2066	3140	1590
90-357	Indicated	0.660	0.660	1.70	80	1.67	2944	1943	1943
90-359	Indicated	1.930	0.862	1.40	75	1.35	1384	2672	1194
91-371	Indicated	0.410	0.410	2.00	80	1.97	5061	2075	2075
91-373	Indicated	1.490	1.490	1.50	75	1.45	2069	3082	3082

Total Indicated Mineral Resource (uncut) =		22,157 tons @ 0.77 oz/ton (16,952 oz)
Total Indicated Mineral Resource (cut)	=	22,157 tons @ 0.63 oz/ton (13,923						oz)

Total Inferred Mineral Resource (uncut)	=	1,276	tons	@	5.19	oz/ton	(6,622	oz)
Total Inferred Mineral Resource (cut)	=	1,276	tons	@	2.00	oz/ton	(2,552	oz)

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Table 3. East Bain Vein Resource Calculation Summary

Block	Resource	Au	Au Cut	Core	Core	True	Uncut	Cut
Number	Category	oz/ton	oz/ton	Width	Angle	Width Tons	Ounces	Ounces

Notes.
- Cutting factor of 2 ounces per short ton.
- Gold grade in ounces per short ton.
- Core width in metres.
- Specific gravity in tons per cubic metre.

Indicated Mineral Resource

An “Indicated Mineral Resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineral Reserve Estimate

Preliminary evaluations were completed by Professional Engineers K.P. Fitzpatrick (Fitzpatrick and Glover 2003) and A.J. Beaton (Beaton 2003) to assess the viability of mining the East Bain Vein. Fitzpatrick and Glover (2003) provided a plan for the development and stoping of the East Bain Vein based on the entire updated resource using assays cut to 2 oz/ton and dilution to a mining width of 1.5 metres. The resulting estimate based on mining parameters was re-classified as a “Mining Reserve”; however, none of the work included cost estimates to assess the economic viability of mining. Fitzpatrick and Glover (2003) recognized that Block 02BG-02 was not well-defined and separated it from the main mining plan by proposing a short exploration decline to obtain additional information before developing a mining plan. Beaton (2003) completed a Cost Analysis of Development based on the entire updated resource using uncut assays and dilution of 10%. No comments were made about re-classifying the resulting estimate as a reserve, although it was based on mining processing, metallurgical, and economic factors.

The author reviewed the updated estimate, which was classified as a “Mining Reserve” by Fitzpatrick and Glover (2003), and is of the opinion that it does not conform to the CIM Standards on Mineral Resources and Reserves (2000) and cannot be classified as a Mineral Reserve Estimate. The reasons are that the Fitzpatrick and Glover (2003) study does not include cost estimates to assess the economic viability of mining; the Beaton (2003) study includes Block 02BG-02, which contains a significant Inferred Mineral Resource that cannot be used in an economic study to define a Mineral Reserve Estimate; and no comments were made by Beaton (2003) about using that study to define a Mineral Reserve Estimate. Hence, the reader is cautioned that the updated Indicated Mineral Resource estimate for the East Bain Vein cannot be re-classified to a Mineral Reserve at this time because it has not been demonstrated to have economic viability.

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For reference purposes, the definition of a Probable Mineral Reserve is given as follows (CIM Standards on Mineral Resources and Reserves 2000).

Probable Mineral Reserve

A “Probable Mineral Reserve” is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Additional Requirements for Technical Reports on Development Properties and Production Properties

Information regarding Mining Operations, Recoverability, Markets, Contracts, Environmental Considerations, Taxes, Capital and Operating Cost Estimates, Economic Analysis, Payback, and Mine Life are beyond the scope of this report. The reader is referred to Mining Engineering reports by Fitzpatrick and Glover (2003), and Beaton (2003), for mining aspects, and Environmental Reports by Hunt (2003) for reclamation work, Griffin (2003) for tailings storage facilities, and Glover and Brett (2003) for mine closure plans.

Interpretation and Conclusions

The author concludes that the Table Mountain Gold Property has a high potential for discovering new high-grade gold vein systems along the Erickson Creek Fault Zone, similar to the ones already mined. In addition, the unexplored areas adjacent to Beaton Creek, Boomerang-Lyla Fault Zones, similar structures along Finlayson Creek, eastern side of Table Mountain and Huntergroup Massif also have a potential for discoveries of high-grade gold vein systems.

Recommendations Target Areas

Gold-bearing quartz vein systems that historically produced most of the gold from the Table Mountain Gold Property are the primary exploration targets and are discussed in order of priority under Target Areas 1 to 7.

Area 1:

Area 1 comprises the western end of the East Bain Vein and a possible offset eastern extension across the Lily Vein. Two drill holes are required to further define Block 02BG-02 (Target 1A), which has a significant Inferred Mineral Resource, and increase the confidence level to an Indicated Mineral Resource. Two drill holes are required to validate Blocks 02BG-06 and 0.264/0.2, which are sub-ore grade and not included in the final resource tabulation, because it is likely the grade could be higher (Target 1A). An additional drill hole is required at the north end of the eastern fence of drill holes (Target 1B) that were drilled previously to test for a possible eastern extension of the East Bain Vein across the Lily Vein. Following this, a fence of five drill

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holes should be drilled approximately 100 metres to the east (Target 1C) to test for extensions further to the east.

Area 2:

Area 2 comprises a large gap between the Cusac and Main Mines that contains several prospective areas. These areas are referenced as 2A to 2C for prioritization of drilling.

The most prospective area is between the Jill and Sky Veins where the topography flattens and the western contact of TMS swings to the west, and possibly covers veins along the northern extension of the ECFZ from the Hot-Fred-Dino-Eileen Vein systems. A prominent photo lineament, similar to those over the Eileen–Michelle–Lily and Bain Vein systems, cuts through this area. There also is a small occurrence of non-fuschsitic listwanite on the western side of the TMS about mid-way between the Jill and Sky veins along the trend of the photo lineament. Topographic expressions around and west of the listwanite occurrence are similar to that west of the Eileen-Michelle-Lily and Bain Vein systems. Soil sampling, conducted by Esso Minerals during the mid-1980’s, outlined weak and spotty, but widespread gold and arsenic anomalies along the projected ECFZ trend. In the order of 500 m north of the Hot Vein pit, Cusac collared a poorly-documented diamond-drill hole in TMS and drilled through about 60 m of shale and argillite into about 15 m of fuschsitic listwanite, then into the underlying mafic volcanic rocks (personal communication, Guilford Brett 2003). About 23 drill holes are required in this area (Target 2A) to search for gold-bearing quartz vein systems by mapping listwanite and volcanic alteration facies in conjunction with developing isopach maps of the TMS-listwanite and listwanite-volcanic contacts. Contingent on the results of these holes, additional 20 holes are required for follow-up.

Northeast of the Sky Vein, an area informally known as the Gap (Target 2B) contains a previous diamond drill hole intersection of 0.355 oz per ton of gold over 0.8 m. The intersection is below a thin layer of TMS within basalt of the lower thrust sheet. The location is immediately south of and below the crest of Table Mountain, which offers a significant advantage for development. Four drill holes are required to investigate this intersection further, and contingent on the results of these holes, additional four holes are required for follow-up.

The area east of the Sky Vein has not been explored for extensions to this vein system, which would be situated along the trend of the ECFZ, or any potential vein systems that are adjacent to it (Target 2C). The Sky Vein itself is not that prospective, because it has been extensively explored and its geological setting along two fault-bounded blocks of TMS above volcanic rocks is not as prospective as that of veins which are actually bounded by overlying TMS; however, the area further to the east has had very little exploration of the lower TMS contact. Four drill holes are required to investigate this area further, and contingent on the results of these holes, additional four holes for follow-up.

Areas 3:

Area 3 comprises the Newcoast-Van Vein system, which occurs in basalt underlying a thin cap of TMS. Extensive exploration was conducted around the margins of this cap for narrow high-grade veins; however, little work was done within the area underlain by the cap. Widely-spaced

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drilling in 1995 returned intersections of 3.696 oz/ton of gold over 0.1 m and 1.679 oz/ton of gold over 0.2 m, which indicates the presence of a gold-bearing vein system. Four drill holes are required to investigate the area under the centre of the TMS cap (Target 3A) to explore for a low-grade bulk tonnage vein and alteration system amenable to open pit mining, and contingent on the results of these holes, additional four holes for follow-up.

Area 4:

Area 4 comprises a gap in the ECFZ that contains projected extensions of the Switchback and Kelly Veins. Neither of these projected extensions has been investigated.

The Switchback Vein occurs on the northeast side of a klippen of TMS and underlying listwanite. Two samples returned 0.122 oz/ton and 0.260 oz/ton of gold each over one metre. The eastern extension of this area, which is in the ECFZ, is low-lying and on the south side of the tailings pond (Target 4A). Four drill holes are required to investigate this gap, and contingent on the results of these holes, additional four holes for follow-up.

The Kelly Vein, which occurs adjacent to a small exposure of listwanite in trenches, was explored by drilling and intersected in the 1140 drift of the Main Mine, with one sample returning 0.280 oz/ton over one metre. The eastern extension of this area, which is in the ECFZ, is low lying within Erickson Creek (Target 4B). Four drill holes are required to investigate this gap, and contingent on the results of these holes, additional four holes for follow-up.

Area 5:

Area 5 comprises the southern portion of the BCFZ where it cuts TMS. The northerly-trending Jade Vein crops out on the south slope of Table Mountain within TMS, indicating the presence of a hydrothermal system along this structure away from known productive veins. Four drill holes are required to investigate this area for occurrences of fuschsitic listwanite and possible vein systems beneath TMS. The holes should be located adjacent to and on either side of the Jade Vein. An initial hole should be drilled to test the thickness of TMS (Target 5A), and contingent on the results of this drill hole, the remaining holes completed (Target 5B).

Area 6:

Area 6 comprises possible extensions to the Bear and Jennie-Maura-Alison Veins to the east of the Main Mine. Although much exploration was done along the eastern margin of the ECFZ by previous operators, none was successful in locating vein extensions. Part of this was due to the steeper orientation of drilling, which failed to intersect the eastern extension of the Bear Vein, whereas later flat drilling did intersect it. Because productive veins occur within one kilometre of the bounding faults of the ECFZ, the geometry of existing drill holes should be examined to check for gaps along the lower contact of TMS in this area. Gaps should be investigated with near horizontal to shallowly south-dipping drill holes. Four drill holes should be collared above the eastern extension of the Bear Vein and drilled to the south to explore for vein systems. An initial hole should be drilled to investigate the area (Target 6A), and contingent on the results of this drill hole, the remaining holes completed (Target 6B).

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Area 7:

Area 7 comprises gaps on the north and south sides of the Bain Vein system. These areas are best explored with drill holes collared from the Bain Vein underground workings to avoid drilling through TMS. Four drill holes are required to investigate this area further; two initial holes from the West Bain Vein (Target 7A), one to the north and one to the south, and contingent on development access to the East Bain Vein, two additional holes, one to the north and one to the south from the East Bain Vein (Target 7B).

Exploration Procedures Methodology

Exploration throughout the Table Mountain Gold Property is at a mature level. Soil geochemical and ground geophysical surveys have been done in most areas, and most exploration is now done by diamond drilling. Various alternative exploration tools, including seismic surveys and percussion drilling, have been proposed to map the base of TMS to look for rolls and thickening of listwanite; however, both of these tools still do not adequately test target areas and additional diamond drilling will always be required. Because of this, diamond drilling is recommended to search for gold-bearing quartz vein systems by mapping listwanite and volcanic alteration facies in conjunction with developing isopach and structural contour maps of the TMS-listwanite and listwanite-volcanic contacts to target prospective areas.

Exploration Practices

A number of exploration practices were reviewed during the preparation of this report. These practices are discussed below with respect to the “Exploration Best Practices Guidelines”, which are included with the CIM Standards on Mineral Resources and Reserves (2000).

Drill Hole Orientations

Acid tests were used for down hole surveying. This type of test should not be relied upon as it only measure hole dips and not azimuths. Several types of instruments are commercial available for lease that measure down-hole dip and azimuth in non-magnetic and magnetic rocks.

Whole Core Sampling and Metallics Assaying

Whole core was sampled and sent for metallics assaying in an effort to improve the representivity of gold grades. Although whole core samples are larger in size and the representivity of gold grades will be improved, core must be split with half sent to a laboratory for analyses and half archived for reference purposes.

Assay Quality Control

Samples were sent to the laboratory with no independent quality control samples because of the small number of samples. Certified reference samples, blank samples, and where appropriate, duplicate core, reject, and pulp samples should be included with batches of samples sent to the laboratory regardless of the number of samples.

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Grade Cutting

Visible gold and high gold grades are frequently observed in quartz veins at the Table Mountain Gold Property. The historical cutting factor used is 2 oz/ton, which commonly has resulted in the underestimation of the contained gold, particularly in the top 10 to 20 m of quartz veins, occurring under listwanite. The author is of the opinion that grade cutting should be revised to a scheme of 5 oz/ton for 10 m below a listwanite contact, and the historical 2 oz/ton for the remainder of the veins.

Specific Gravity

A specific gravity value of 2.67 was used for resource calculations. This value is historically based and should be validated by collecting a suite of samples and sending them to a laboratory for measurements.

Further Work Practices

Any further work on the Table Mountain Gold Property should follow “Exploration Best Practices Guidelines” and take into account the previous discussion.

Work Program

A two phase exploration program is proposed: phase I, with a budget of about $1.15 million, to explore high priority targets, would be completed first; and phase II, with a budget of about $1.05 million, to explore lower priority targets, would depend on the results of phase I.

Phase I
1.	Detailed photo lineament study											$ 8,000
2.	Compilation of existing data and isopach maps to refine targets											8,000
3.	Diamond drilling of high priority targets
	a)	Target	1A	=	4	holes	@	250	metres	@	$80/m	80,000
	b)	Target	1B	=	1	hole	@	250	metres	@	$80/m	20,000
	c)	Target	1C	=	5	holes	@	250	metres	@	$80/m	100,000
	d)	Target	2A	=	23 holes		@	250	metres	@	$80/m	460,000
	e)	Target	2B	=	4	holes	@	300	metres	@	$80/m	96,000
	f)	Target	2C	=	4	holes	@	300	metres	@	$80/m	96,000
	g)	Target	3A	=	4	holes	@	200	metres	@	$80/m	64,000
	h)	Target	4A	=	4	holes	@	200	metres	@	$80/m	64,000
	i)	Target	4B	=	4	holes	@	200	metres	@	$80/m	64,000
	j)	Target	5A	=	1	hole	@	300	metres	@	$80/m	24,000
	k)	Target	6A	=	1	hole	@	300	metres	@	$80/m	24,000
4.	Compilation, interpretation, and reporting											34,000
5.	Independent Qualified Person Review											8,000
												$1,150,000

Phase II
1.	Diamond drilling of targets contingent on Phase I and Bain UG work
	a)	Target	2A	=	20 holes		@	250	metres	@	$80/m	$ 400,000

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	b)	Target	2B	=	4	holes	@	300	metres	@	$80/m	96,000
	c)	Target	2C	=	4	holes	@	300	metres	@	$80/m	96,000
	d)	Target	3A	=	4	holes	@	200	metres	@	$80/m	64,000
	e)	Target	4A	=	4	holes	@	200	metres	@	$80/m	64,000
	f)	Target	4B	=	4	holes	@	200	metres	@	$80/m	64,000
	g)	Target	5B	=	3	holes	@	300	metres	@	$80/m	72,000
	h)	Target	6B	=	3	holes	@	300	metres	@	$80/m	72,000
	i)	Target	7A	=	2	holes	@	250	metres	@	$80/m	40,000
	j)	Target	7B	=	2	holes	@	250	metres	@	$80/m	40,000
2.	Interpretation and reporting											34,000
3.	Independent Qualified Person Review											8,000
												$1,050,000

Table Mountain Property – Rory Vein Excerpt from Report dated November 14, 2004
Exploration

Much of the exploration work conducted on the Table Mountain Gold Property is historical in nature. This work includes geological mapping, geophysical surveys, soil sampling, trenching, drilling, and underground drifting. The nature and extent of previously conducted work is summarized by Sketchley (2003). The 2004 work program under Notice of Work Permit Number 14675-200 comprised surface diamond drilling done by DJ Drilling; survey preparatory work by Lone Star Surveying; and drill hole setups by Cusac site personnel. All work procedures, which are described under Drilling in this report, were conducted according to “Exploration Best Practices Guidelines” included with the CIM Standards on Mineral Resources and Reserves (2000). The Rory Vein, a new discovery, was intersected at the top of the first hole that was initially aimed at the down dip projection of the Maura Vein below the 14 level of the Main Mine. The remainder of the program, which comprised 34 holes totalling 5,084 metres, delineated the vein.

Drilling

Drill holes were collared to give south-southeasterly striking traces perpendicular to the north-northeasterly strike of the Rory Vein and were inclined moderately to steeply to the east to yield vein intersections about 45° to 60° to core axis with the vein, which is moderately to steeply east-dipping. Core axis angles were used to correct intersected vein intervals to true thicknesses. A three dimensional block view of the Rory Vein drilling and Main Mine workings is illustrated in Figure 7; a plan view of the Main Mine workings in Figure 8; a plan view of the surface drill hole locations in Figure 9; the 170 N cross section in Figure 10, the 1205 Elevation plan in Figure 11, the 1170 Elevation plan in Figure 12, and the 1140 Elevation plan in Figure 13. Drill collar locations are currently marked with a post and a metal Dymo tag, which is acceptable; however, a longer lasting marking method should be considered. Holes that cannot be marked because they are in the middle of a haul road should have a post placed on the side of

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the road adjacent to the collar location with an added comment that points to the location of the drill hole.

Collar locations were tied into the mine survey grid by GPS. Because there were no mine grid survey points in area and the mine grid was not tied to NAD83 datum, which is used by GPS systems, survey preparatory work had to be completed. This was done by Lone Star Surveying who surveyed various widely spaced mine grid survey points from the Main Mine and Cusac Mine areas and developed a translation algorithm to be able to use GPS coordinates to obtain mine grid coordinates. The algorithm, which comprises a rotation of about 1.27° and a translation of 80 to 100 metres, allows for accurate surveying within the current work area. About 30 IP’s (iron pin’s) with a plastic numbered survey tag were placed around the current work area to be able to control the location of new drill holes.

Down hole surveys were taken with a Sperry Sun measurement unit, which comprises a compass and dip meter along with a camera that takes a snapshot of the measurements. The unit is located on the end of aluminum rods that extend down the hole past the core barrel to avoid magnetic interference. Calibration of the unit was done by placing it in an inclined cradle and comparing readings to those from several compasses corrected for a magnetic declination of 25°E. Drill rigs were aligned by compass with the azimuth of the collar equal to the aligned rig.

All drilling information was compiled on a master spreadsheet and relevant portions imported into Gemcom for geological modelling. Recorded data comprises the following items.

1.	Header – Hole, X, Y, Z, Depth.

2.	Surveys – Hole, Depth, Azimuth, Dip.

3.	Lithology – Hole, From, To, Code.

4.	Assays – Hole, From, To, Sample, Width, Au g/tonne, Au o/ton.

5.	Composites – Hole, From, To, Core Length, True Width, Au g/tonne - uncapped, Au oz/ton - uncapped, Au oz/ton – capped to 2 oz/ton.

Sampling Method and Approach

Drill core sampling done during the 2004 exploration program consisted of logging core, marking the mineralized sections into sample intervals based on geological criteria, splitting the core in half along its length using a continuous line to prevent bias, and bagging one-half of the split core from each marked sample interval. A total of 867 samples was collected and sent for Screen Metallics Assays (SMA) or Routine Sample Assays (RSA), which are included in the Rory Vein database. An additional 344 routine assays were conducted for verification purposes on samples originally sent for screen metallics assays.

A QA-QC program was conducted by Cusac personnel, which comprised inserting Certified Reference Materials (CRM’s) every tenth sample into batches of samples to be assayed. Field blanks were included later in the program. A total of 92 CRM’s and five field blanks were used for the assays included in the database.

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Core sample locations and sample results were verified in the field by the author. Sample results were compared with observed mineralogy including sulphides and visible gold (VG). In most cases, higher gold grades were returned where VG was noted; however, in some cases VG was not noted; therefore, the grades of the coarse and fine fraction of SMA were checked. Most higher grade samples have elevated gold in both fractions; however, samples with higher grades where VG was not observed returned higher gold value in the fine fraction only and not in the coarse fraction, which would explain why visible gold was not observed.

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Figure 7. Rory Vein – Three dimensional view of the 1210 (blue) and 1140 (purple) levels of the Main Mine, vein outline (red), drill hole traces (dark grey), and Black Breccia Fault (light grey).

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Figure 8. Rory Vein – Plan view of the 1210 and 1140 levels of the Main Mine with vein outline and Black Breccia Fault.

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Figure 9. Rory Vein – Plan view of surface drill hole locations with hole traces (grey), high gold (red), and low gold (blue).

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Figure 10. Rory Vein – 170 N Cross Section with 1210 level (open blue rectangle), 1140 level (open purple rectangle), vein outline (red and green), and Black Breccia Fault (grey).

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     Figure 11. Rory Vein – 1205 Elevation plan with 1210 level (blue), vein outline (red and green) and Black Breccia Fault (grey). Vein dips steeply to the west and fault dips moderately to the east.

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Figure 12. Rory Vein – 1170 Elevation plan with vein outline (green and red) cut by Black Breccia Fault (grey). Vein dips steeply to the west and the fault dips moderately to the east.

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Figure 13 – Rory Vein – 1140 Elevation plan with 1140 Level (purple) and Black Breccia Fault (grey). Vein is above the Black Breccia Fault, which dips moderately to the east.

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Sample Preparation, Analyses, and Security

Samples were shipped on an as required basis by packing in cardboard boxes wrapped in plastic packing tape then delivered to the Northern Thunderbird Air terminal in Dease Lake, B.C. for air freight shipment to Smithers, B.C. where they were transferred to an Air Canada Jazz flight to Vancouver, B.C. and then delivered by courier to the ALS Chemex facility. There was no formal chain of custody and shipping containers initially did not utilize tamper-proof seals, although these were introduced later in the program.

ALS Chemex prepared samples for analysis, conducted SMA and RSA, and issued approved analytical certificates, which comprise electronic files and hard copy certificates stored at site. Samples are stored at ALS Chemex facility in North Vancouver, B.C.

Sample preparation procedures comprised crushing samples to 70% passing 2 mm (10 mesh), then riffle splitting a 1 kg subsample, which was pulverized to 85% passing 75 microns (200 mesh). For RSA, a 30 gram subsample was fire assayed, and for SMA, the 1 kg pulverized subsample was dry screened to obtain the +100 micron coarse and fine fractions, the coarse fraction was fire assayed in its entirety, and two 30 gram subsamples from the fine fraction were fire assayed and averaged to obtain a mean value. All samples were weighed during processing and a final gold value was calculated by weighted averaging of the coarse fraction and mean fine fraction gold assays. Fire assays were conducted using industry standard procedures, which entailed mixing samples with flux, fusion to obtain a lead button, cupellation to obtain a gold bead, digestion by aqua regia, and analysis by AAS.

Data Verification and Validation Data Transcription

Survey data is manually entered and assay data electronically transferred into a master spreadsheet. Survey data is also manually entered into a Gemcom Access database, whereas the assay data is converted to CSV files and then auto imported. The master spreadsheet is backed up every day and the Access database is backed up at least once per week.

The author has verified analytical data quoted in this report from the 2004 exploration program with respect to the original analytical certificates. Sperry Sun down hole survey camera shots were reread by Cusac personnel. Field sample locations were checked through inspection of core archives.

Assay QA-QC

Assay results were obtained by Cusac in electronic format from ALS Chemex via their Internet based Geotrieve system. Upon receipt of assay results, data was imported into the master spreadsheet and Gemcom database, with values for CRM’s and FB’s tabulated, plotted on QC control charts, and compared to a two standard deviation pass-fail tolerance criteria based on a Round Robin program conducted by the supplier, CDN Mineral Resource Laboratories Ltd. of Delta, B.C. Seven CRM’s were used with ID, means, and tolerance limits tabulated in Table 3.

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Table 3.

Certified Reference Materials - Means and Tolerance Limits

CRM ID	+3SD Limit	+2SD Limit	Mean	-2SD Limit	-3SD Limit

			g/tonne
CDN GS-4	3.77	3.66	3.45	3.24	3.14
CDN GS-6	10.74	10.49	9.99	9.49	9.24
CDN GS-7	5.84	5.61	5.15	4.69	4.46
CDN GS-9	1.96	1.89	1.75	1.61	1.54
CDN GS-5A	5.51	5.37	5.10	4.83	4.70
CDN GS-15	16.18	15.89	15.31	14.73	14.44
CDN GS-20	21.61	21.27	20.60	19.93	19.60

Standards and Duplicates Performance

CRM values for fine fraction SMA are illustrated in Figure 14 with comparison of final SMA and RSA illustrated in Figures 15, 16, and 17.

CRM values for SMA were examined first because these assays were used in the database, then if they failed, the CRM values for RSA were examined next, if available, because they were required as part of the validation process. Most CRM values for SMA are between the +2SD tolerance limits; a smaller number of single values are at or between +2 to +3SD and -2 to -3SD; and five are outside +3SD.

The five CRM values that are outside of the +3SD tolerance limits were examined closely along with their surrounding assays because the original samples were no longer available to be re-assayed, i.e. the SMA method uses the entire sample. Although this is a drawback of the method, SMA is superior to RSA because of the reduced nugget effect and sampling errors, which must be taken into account if re-assaying is being considered. Because of this assays were validated by a series of steps to determine the impact of the CRM failures and acceptability.

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Validation steps are given as follows.
1.	Presence of surrounding barren samples:

if the CRM for SMA failed; and

if the surrounding samples are barren; then the impact is irrelevant; therefore, assays can be used as is.

2.	Comparison of SMA and RSA:

if the CRM for SMA failed;

if the CRM for RSA passed;

if RSA are similar to SMA; and

if coarse gold is not present as indicated by low coarse fraction weights and assays; then the amount of coarse gold is insignificant and RSA are essentially check duplicate assays; therefore, RSA support SMA, the impact is minor, and the SMA can be used as is.

3.	Comparison of SMA and RSA:

if the CRM for SMA failed;

if the CRM for RSA failed;

if RSA are similar to SMA assays; and

if coarse gold is not present as indicated by low coarse fraction weights and assays; then the amount of coarse gold is insignificant and RSA are essentially check duplicate assays that have also failed; then, the RSA cannot be used to support the SMA, although because both have failed the impact could be significant; therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is required, i.e. go to Point 7.

4.	Comparison of SMA and RSA:

if the CRM for SMA failed;

if the CRM for RSA passed;

if RSA are higher than the SMA; and

if coarse gold is present as indicated by higher coarse fraction weights and assays; then the amount of coarse gold is significant and it is likely that there would be a high level of variation compared to the original assays when re-assaying archived samples; then, the impact will be hard to assess because of sampling errors; therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is required, i.e. go to Point 7.

5.	Comparison of SMA and RSA:

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  if CRM for SMA failed;
  if CRM for SMA failed;
  if RSA are higher than the SMA; and
  if coarse gold is present as indicated by higher coarse fraction weights and assays; then the amount of coarse gold is significant and it is likely that there would be a high level of variation compared to the original assays when re-assaying archived samples; then, the impact will be hard to assess because of sampling errors, although because both assays failed the impact could be significant ; therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is warranted, i.e. go to Point 7.
6.	Comparison of SMA and SMA:

if CRM for SMA failed;

if CRM for RSA failed;

if there is poor agreement between SMA and RSA; and

if varying amounts of coarse gold are present as indicated by varying coarse fraction weights and assays, i.e. something has failed in the sample preparation and/or assay process;

then the impact is significant; therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is warranted, i.e. go to Point 7.

7.	Examination of how the SMA are to be used;

if the assays do not carry a significant portion of the resource estimate or were not used in it, i.e. assays that are diluted substantially by adjacent lower assays and have a lower tonnage influence;

then the impact will be low; therefore, assays can be used as is;

 if the assays carry a significant portion of the resource estimate; then the impact will high; therefore, archived core samples would need to be re-assayed.

Three of the failed CRM’s for SMA are below the -3SD tolerance limits (low bias) and occur within sequences of samples that are barren; hence, Criterion 1 was applied and the assays were accepted into the database as is.

Two of the failed CRM for SMA are greater than the +3SD tolerance limits (high bias) and occur within the same sequence of samples that contains a mixture of gold values. The first of these has a CRM for RSA that passed, the surrounding assays are less than 8 g/t, and are not from the Rory Vein; hence, Criteria 1, 4, and 7 were applied and the assays were accepted into the database as is. The second of these failures has a passed routine CRM and several high gold assays; hence, Criteria 4 and 7 were applied and the assays were accepted into the database as is because the surrounding assays are diluted substantially by adjacent barren assays, would not carry a significant portion of the resource estimate, and the impact would be minor.

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Blank Sample Performance

Blank samples were introduced part of the way through the drilling program at the recommendation of the author following the field visit. All blank samples returned low values indicating no incidents of contamination during sample preparation. One sample that returned a value of 0.18 g/t suggests that there might have been a small amount of cross-contamination; however, the values immediately before it are very low.

Adjacent Properties

No information on adjacent properties is included in this report other than historical information on the chronology of exploration and mining events and general geological descriptions.

Mineral Processing and Metallurgical Testing

Mineral processing and/or metallurgical testing analyses have not been carried out recently and do not form part of this report.

Mineral Resource Estimate

Data compilation and resource estimation work were completed in-house by Mike Glover and Lesley Hunt with checking and compilation done by the author. Resource estimates were calculated using a polygonal method with a radius of influence of 15 m, although in most cases intersecting polygons have reduced the block radii to around 12 m. Calculation checks were done on vein width and grade; block area, volume, and tonnage; and gold content.

Except for Block 04MM-04, polygonal resource blocks with mineable gold grades form a contiguous group along the lower portion of the vein adjacent to the Black Breccia Fault. An Indicated Mineral Resource classification was assigned to these blocks because geological and grade continuity can be reasonably assumed, i.e. blocks comprise proximal gold-bearing quartz vein material of similar strike, dip, tenor, and nature. Block 04MM-04 occurs by itself and is not contiguous with the remaining resource blocks; therefore, it was assigned an Inferred Mineral Resource classification.

The tabulated Mineral Resource Estimates with uncut assays and assays capped at 68.57 g/tonne (2 oz/ton), is tabulated in Table 4 with a longitudinal cross section of resource blocks illustrated in Figure 18. The specific gravity used for all calculations is 2.95 tons per cubic metre, which is equal to 2.65 tonnes per cubic metre. This is a historical value that was validated by the author using four samples from the Rory Vein, which returned a mean value of 2.67. For reference purposes, the definitions of Inferred, Indicated, and Measured Mineral Resources are given as follows (CIM Standards on Mineral Resources and Reserves 2000).

Inferred Mineral Resource

An “Inferred Mineral Resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on

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limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

An “Indicated Mineral Resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource

A “Measured Mineral Resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable, exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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			Table 4.
		Rory Vein Mineral Resource Estimate
		Capped @ 68.57 g/tonne = 2 oz/ton
		SG = 2.65 tonnes/cubic metre or 2.95 tons/cubic metre

Block	Au	Au Cap			No Cap	Capped
			Width metres	Tons
Number	oz/ton	oz/ton			oz	oz

Indicated Mineral Resource

01	0.220	0.220	1.21	798	176	176
14	1.190	0.710	1.86	1,740	2,071	1,236
18	0.220	0.220	1.69	1,164	256	256
19	0.460	0.460	2.29	2,340	1,076	1,076
21	0.200	0.200	3.47	3,291	658	658
22	0.380	0.360	7.17	3,244	1,233	1,168
29	0.160	0.160	4.19	3,885	622	622
30	0.160	0.160	2.26	3,697	592	592
35	1.300	1.100	2.06	1,840	2,392	2,024
Inferred Mineral Resource

04	0.450	0.330	1.99	2,093	942	691
Imperial
Total Indicated Mineral Resource (uncapped) =				22,000 tons @ 0.413 oz/ton (9,075 oz)
Total Inferred Mineral Resource (uncapped) =				2,093 tons @ 0.450 oz/ton (942 oz)
Total Indicated Mineral Resource (capped)			=	22,000 tons @ 0.355 oz/ton (7,807 oz)
Total Inferred Mineral Resource (capped)			=	2,093 tons @ 0.330 oz/ton (691 oz)
Metric
Total Indicated Mineral Resource (uncapped) =				19,958 tonnes @ 14.16 g/tonne
Total Inferred Mineral Resource (uncapped) =				1,899 tonnes @ 15.43 g/tonne
Total Indicated Mineral Resource (capped)			=	19,958 tonnes @ 12.17 g/tonne
Total Inferred Mineral Resource (capped)			=	1,899 tonnes @ 11.31 g/tonne

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Figure 18. Rory Vein – Longitudinal section with mineral resources blocks (looking west).

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Additional Requirements for Technical Reports on Development Properties and Production Properties

Information regarding Mining Operations, Recoverability, Markets, Contracts, Environmental Considerations, Taxes, Capital and Operating Cost Estimates, Economic Analysis, Payback, and Mine Life are beyond the scope of this report. Mining Engineering studies have not been conducted on the Rory Vein at the time writing this report, the reader is referred to Environmental Reports by Hunt (2003) for reclamation work, Griffin (2003) for tailings storage facilities, and Glover and Brett (2003) for mine closure plans.

Interpretation and Conclusions

The author concludes that the Rory Vein on the Table Mountain Gold Property has an Indicated Mineral Resource that can be used for mine planning purposes. Potential exists in the area surrounding the Rory Vein for discovering the down-dip portion of the vein and new high-grade gold vein systems similar to those already mined. Details are given as follows.

1. The Rory Vein contains an Indicated Mineral Resource of 19,958 tonnes @ 12.17 g/tonne (22,000 tons @ 0.355 oz/ton) and an Inferred Mineral Resource 1,899 tonnes @ 11.31 g/tonne (2,093 tons @ 0.330 oz/ton).

2. Discovery of the Rory Vein in the Main Mine area indicates that exploration potential for veins trending 020° may have been underestimated.

Recommendations Exploration Targets

The down-dip portion of the Rory Vein should be explored for by drilling additional deeper holes to the west and east of the current work area. Adjacent areas to the west, north, and east that have received little exploration should also be explored (Figure 19).

Work Program

A single phase exploration program with a budget of $530,000 is recommended to continue exploration in the Rory Vein area.

1.	Detailed aerial photo study	$5,000
2.	Review of existing data to refine targets	$10,000
3.	Diamond drilling - 25 holes @ 200 metres @ $100/m	$500,000
4.	Independent Qualified Person Site Visit, Review, and Report	$15,000

		$530,000

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(TMS)

C	Upper Thrust (Hunter Massif)

Figure 9. Target Areas for Gold-Bearing Quartz Vein Systems 1

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Other Mineral Properties Tulameen Platinum Property

Under agreements signed in 2001 with certain claim holders and Bright Star Ventures Ltd., the Company acquired certain rights to the Tulameen Platinum Property located in the Similkameen Mining Division of the Province of British Columbia. Subsequently to the end of 2004, the Company decided that this property did not merit ongoing investment and abandoned 100% of its interest.

Risk Factors & Uncertainties

Risk of Non Compliance with Government Regulations

To the best of our knowledge, the Company has obtained all necessary governmental permit approvals for development of its properties. If additional approvals are necessary for any development in the future, the Company intends to provide all the necessary information to regulatory authorities and adjust its development plans to enable it to obtain any requisite approvals. In the event the Company is not able to obtain the necessary approvals, the Company’s development plans and operations could be negatively impacted. The Company currently believes its operations throughout comply with all governmental regulations, and it intends to comply with all governmental regulations as it continues to explore, develop and, if possible, exploit its properties.

Financial Uncertainty

The Company’s objective is to delineate economic bodies of gold mineralization on its properties. The decision to go into full scale production and undertake additional exploration and development programs and feasibility studies will involve consideration and evaluation of several significant factors including, but not limited to: costs of bringing proven reserves into production, including additional exploration and development work, preparation of production feasibility studies; availability and costs of financing; ongoing costs of production; market prices for the metals to be produced; environmental compliance regulations and restraints; and political climate, governmental regulation and control, or both. There is no assurance that these factors will be favourable so that full scale production and additional exploration will be economically feasible.

Uncertainty of Profitability

The Company has not yet fully explored or developed all targets on its properties and has not had net income from operations for the past three years. There can be no assurance that the Company will become profitable in the future. At present the company’s only established reserves occur on the Table Mountain Property. There is no assurance that these reserves shall be economically mined.

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Going Concern Uncertainty

The Company is an exploration stage company with no history of profitability. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire and retain its property interests and if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan. These circumstances raise doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Potential Dilution of Shareholder’s Equity

It is likely that to obtain necessary funds, the Company will have to sell additional securities, including, but not limited to, its common shares or by other means, the effect of which would result in a substantial dilution of the present equity interests of the Company’s shareholders.

Unknown Factors beyond the Control of the Company

The profitability of the Company’s current operations is significantly affected by the market price of gold. Market gold prices can fluctuate widely and are affected by numerous factors beyond the Company’s control, including industrial and jewellery demand,
  expectations with respect to the rate of inflation,
  the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates,
  central bank sales,
  forward sales by producers,
  global or regional political or economic events, and
  production costs in major gold-producing regions such as South Africa, South America and the former Soviet Union.

The potential profitability of mineral properties owned by the Company is dependent upon many factors. For instance, world prices of and markets for non-precious and precious metals and minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these three, and respond to changes in domestic, international, political, social and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

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Competitiveness of Mining Industry

The mining industry is intensely competitive. The Company competes with many major mining companies that have substantially greater financial and operational resources. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects and funding.

Fluctuating Price and Demand of Gold and Base Metals.

The demand for and supply of gold affects gold prices, but not necessarily in the same manner as supply and demand may affect the prices of other commodities. The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. There is a risk that the Company’s revenue from gold sales, if any, may never rise above the cost of production and as such operations may never become economical.

Some of the factors in gold market fluctuations include the pricing and demand, producing costs and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital to be profitable or viable.

Risk of Mining Operations

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labour disruptions, flooding, explosions, rock-bursts, cave-ins, landslides, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. The Company may become subject to liability for pollution, cave-ins, or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have an adverse effect on the Company’s financial position and operations.

Nature of Business

The validity of mining claims is often uncertain and may be contested. In accordance with mining industry practice, the Company has surveyed the key claims of the known resources located within its properties. However, the boundaries of some of the Company's mining properties have not been surveyed, and, therefore, in accordance with the mining laws of British Columbia, the precise location and area of these mining properties may be in doubt and could be the subject of competing claims. Title insurance is unavailable in Canada. The bulk of the Company’s claims have been held for at least 20 years, during which time there have been no disputes as per the Company’s knowledge. However, there is no assurance that these claims will not be contested in the future.

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Regulation of Mining Industry

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Milling operations are also subject to federal, provincial, and local laws and regulations, which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial, or local authorities will not be changed or that any such changes would not have material adverse effects on the Company’s activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for environmental damages, which it may elect not to insure against due to prohibitive premium costs and other reasons. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

The Company’s primary interest is in the Table Mountain Property. The Company faces further significant risks regarding the current gold mining project at Table Mountain. The world price for precious and base metals is dependent upon numerous economic, political, and social factors over which the Company has no control. Inflationary changes in the next few years may cause the cost projections or the projects to be insufficient and thereby render the project unprofitable. Mining policies in British Columbia may interfere with the extraction of the Company’s resources.

Fluctuations of Currency

The Company’s products such as gold and base metals are traded in US dollars, which is subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company does not engage in currency hedging activities.

ITEM 5: DIVIDENDS

Dividend Policy

The Issuer has no fixed dividend policy and has not paid dividends since its incorporation. The Issuer anticipates that its cash resources will be used to undertake exploration and development of its mineral properties and related expenses for the foreseeable future.

ITEM 6: MARKET FOR SECURITIES

The Issuer’s common shares are listed and called for trading on the Toronto Stock Exchange under the symbol CQC and on the NASDAQ OTC Bulletin Board under the symbol CUSIF.

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The high and low sales prices of the common share price of the Company for the most recent six months and last fiscal year on the Toronto Stock Exchange are as follows:

Month	High	Low	Volume
June 2005	$0.14	$0.10	720,418
May 2005	$0.15	$0.12	171,250
April 2005	$0.15	$0.11	416,485
March 2005	$0.16	$0.14	754,293
February 2005	$0.16	$0.14	210,415
January 2005	$0.17	$0.15	946,950

Month	High	Low	Volume
December 2004	$0.17	$0.16	955,028
November 2004	$0.19	$0.18	802,298
October 2004	$0.24	$0.20	515,740
September 2004	$0.25	$0.22	242,300
August 2004	$0.29	$0.28	687,493
July 2004	$0.33	$0.28	555,737
June 2004	$0.30	$0.25	597,225
May 2004	$0.30	$0.22	1,467,522
April 2004	$0.36	$0.30	516,150
March 2004	$0.41	$0.37	481,854
February 2004	$0.40	$0.38	357,780
January 2004	$0.50	$0.39	1,017,476

ITEM 7: DIRECTORS AND OFFICERS

The names and municipalities of residence of each of the directors and officers of the Issuer, the date from which each has acted as a director or officer of the Issuer and the principal occupations in which each has been engaged during the immediately preceding five years are as follows:

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Name, Municipality of
Residence and Present	Director or
Position Held	Officer Since	Principal Occupation in Last Five Years

David H. Brett(1)	1996	President, CEO and a Director of the Issuer; Director of
New Westminster, BC		Consolidated Pacific Bay Minerals since 1995; President of
President, CEO and a		Knexa Solutions Inc. since 1999
Director

Guilford H. Brett(1)	1961	Chairman and a Director of the Issuer; President and a Director of
North Vancouver, BC		Consolidated Pacific Bay Minerals Ltd. since 1986; Director of
Chairman and a Director		Tone Resources Ltd. since 2002

Luard Manning(1)	1991	Director of the Issuer; Independent Mining Engineer
North Vancouver, BC
Director

George Sanders	2005	Director of the Issuer; Vice-President of Argentina Operations for
Washington State, USA		Consolidated Pacific Bay Minerals Ltd. since September 2004;
Director		Project Manager of Materials Testing and Consulting, Inc. from
		June 2001 to December 15, 2004; Self-employed geological
		consultant in Argentina and the U.S. from October 1995 to June
		2001

Leanora Homrig	2002	CFO and Secretary/Treasurer of the Issuer; Officer of Consolidated
Ferndale, WA		Pacific Bay Minerals Ltd. since 1999
CFO,
Secretary/Treasurer

(1)	Denotes members of the Audit Committee.

The Issuer does not currently have an Executive Committee.

All directors of the Issuer serve in their capacity until the next Annual General Meeting of the Issuer or until their successors are elected or appointed. Officers of the Issuer serve at the discretion of the Board of Directors and as a practice are appointed each year by the Board of Directors at a meeting held following the Annual General Meeting.

As at July 22, 2005, David H. Brett owns 75,000 shares and has a 170,000 share option at $0.36 and 100,000 share option at $0.37. Guilford H. Brett owns 265,052 shares and has a 400,000 share option at $0.36 and a 250,000 share option at $0.37. Luard Manning has a 40,000 share option at $0.36 and a 20,000 share option at $0.36. Leanora Homrig has a 170,000 share option at $0.36 and a 100,000 share option at $0.37.

As of July 22, 2005, the Issuer’s directors and senior officers, as a group, beneficially hold a total of 340,052 common shares, directly or indirectly, representing .0077% of the Issuer’s issued common shares and also hold incentive stock options to purchase 1,250,000 common shares.

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Conflicts of Interest

Each of the Company’s directors are also directors of other junior mining companies which may from time to time give rise to potential conflicts of interest. Specifically, three directors are also directors of Consolidated Pacific Bay Minerals Ltd. (“Consolidated”) and the Company also holds shares of Consolidated. The Company believes that while other junior mining companies may potentially be competitive and, therefore, in conflict with the Company, these potential conflicts do not affect management’s ability to discharge their duties in any material manner.

ITEM 8: LEGAL PROCEEDINGS

There are no known legal proceedings to which the Issuer is a party or which any of its property is the subject or any such proceedings known to the Issuer to be contemplated.

ITEM 9: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Related party transactions include:

(a) remuneration paid or payable to directors and officers of the Company in 2004 amounted to $167,000 (2003 - $171,650; 2002 - $184,000). As at December 31, 2004, $71,795 (2003 - $98,100) is included in accounts payable to a director for remuneration. During 2002 $45,500 (2004 and 2003 - $Nil) in consulting fees were settled through the issuance of shares and warrants;

(b) during 2004, the Company received $39,000 (2003 - $60,000; 2002 - $59,922) for rent and administrative services provided to companies with common directors. These amounts are recorded as a reduction of administration expenses.

(c) During 2004, a company controlled by the President charged the Company $6,000 (2003 and 2002 – Nil) for web hosting services and knowledge management software licenses.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

ITEM 10: TRANSFER AGENT

Pacific Corporate Trust is the Company’s Transfer Agent in Vancouver located at Pacific Corporate Trust Company, 10th Floor – 625 Howe Street, Vancouver, BC V6C 3B8 and in Toronto, located at Pacific Corporate Trust Company, Box 56, 1925 Commerce Court West, Toronto, Ontario M5L 1B9.

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ITEM 11: INTERESTS OF EXPERTS

Names of Experts
Doug Eacrett is the Company’s legal adviser.

BDO Dunwoody are the external auditors of the Issuer and reported on the fiscal 2004 audited financial statements of the Issuer which were filed with securities regulators on March 31, 2005.

Technical Report on Rory & East Bain Veins Table Mountain Gold Property Liard Mining District, British Columbia, Canada, dated March 22, 2005 by R. Dennis Bergen, P. Eng (APEGBC) of Lasqueti Island, BC

Technical Report on Rory Vein Table Mountain Property Liard Mining District British Columbia, Canada, dated November 14, 2004 and prepared by Dale A. Sketchley, M.Sc., P. Geo (APEGBC) of Surrey, BC

Technical Report on Table Mountain Gold Property Liard Mining District British Columbia, Canada, dated July 31, 2003 and prepared by Dale A. Sketchley, M.Sc., P. Geo (APEGBC) of Surrey, BC

Interests of Experts

To the best of its knowledge and with the exception of Doug Eacrett, the experts named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Issuer when the experts prepared their respective reports.

Doug Eacrett holds 200,000 common shares and 200,000 warrant of the Company. He also has a 50,000 share option with the Company.

ITEM 12: ADDITIONAL INFORMATION

Additional information relating to the Issuer are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Issuer’s Information Circular pertaining to its most recent Annual and Special General Meeting of shareholders that involves the election of directors; and

(c)	is also provided in the Issuer’s audited financial statements for its most recently completed financial year ended December 31, 2004, unaudited financial statements for the quarter ended March 31, 2005 and management discussion and analysis for the quarter ended March 31, 2005.

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